UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

RMX INDUSTRIES, INC.

(Exact name of issuer as specified in its charter)

Nevada	88-2960484
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4514 Cole Ave, Ste. 600

Dallas, TX 75205

(Full mailing address of principal executive offices)

(866) 706-4276

(Issuer’s telephone number, including area code)

Class A Common Stock

Title of each class of securities issued pursuant to Regulation A

i

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this annual report to “RMX Industries,” “RMX,” “we,” “us,” “our,” “our company” and the “Company” refer to RMX Industries, Inc., a Nevada corporation, and its consolidated subsidiaries.

Special Note Regarding Forward-Looking Statements

This annual report and the documents incorporated by reference herein contain, in addition to historical information, certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements concerning predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Potential investors should not make an investment decision based solely on our company’s projections, estimates or expectations.

The specific discussions herein about our company include future expectations about our company’s business. The expectations are presented in this annual report only as a guide about future possibilities and do not represent actual amounts or assured events. All estimates are based exclusively on our company management’s own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from our expectations.

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ITEM 1. BUSINESS

Our Company

RMX is a technology company focused on securing and optimizing the data continuum. We develop and deliver hybrid video compression solutions built on our proprietary platforms, including VAST™ (Video Adaptive Systems Technology).

Our technology was originally developed to meet the demanding needs of defense and government operations, where bandwidth and reliability constraints made video transmission extremely difficult. We believe VAST™ has the potential to set a new benchmark for tactical video communications, enabling high-quality video across ultra-low-bandwidth connections, and we are actively advancing it toward broad adoption as a trusted, mission-ready solution across defense and government programs.

Today, the same challenges we first addressed in defense are appearing at scale across industries. The rapid growth of artificial intelligence (AI) and computer vision has created unprecedented demand for moving, storing, and processing visual data. We see this as a pivotal moment; networks and data centers were not designed for this level of data intensity and efficiency gains are critical to keep pace.

RMX is working to address these pressures by securing and compressing the data continuum, helping intelligence flow more efficiently from the edge to the core. We believe this will enable faster, more sustainable and more resilient systems across multiple sectors, from telecom and cloud to mining, healthcare, and beyond.

In 2024, RMX achieved a key milestone with successful quotation on the OTCQB® Venture Market of OTC Markets Group, Inc. under the symbol “RMXI,” with trading beginning in January 2025. Looking forward, we are working toward expanding our technology footprint through partnerships, joint ventures, and sector deployments, while continuing preparations for a planned senior exchange uplisting.

Our Industry

The demand for robust and widespread connectivity and access to real-time video and data is surging in response to the need for more resilient communications in the face of rising geopolitical threats. We are strategically positioned to influence and shape the defense segment of the global video streaming software market, which is expected to grow at a compound annual growth rate (CAGR) of 18.3% from 2023 to 2028 (ResearchandMarkets.com, Video Streaming Software Market by Component (Solutions, Services), Streaming Type, Deployment Mode, Delivery Channel (Pay-Tv, Internet Protocol Tv, Over-The-Top), Monetization Model, Vertical and Region – Global Forecast to 2028, June 2023). We believe VAST fundamentally reshapes what’s possible in tactical video through its revolutionary software-based approach. Unlike hardware-dependent solutions, VAST can operate on virtually any computing platform while delivering exceptional compression ratios and quality:

●	HD video streaming at >200 Kbps and SD video at <50 Kbps (as low as 10 Kbps)

●	Direct point-to-point streaming over any IP-based network without intermediary servers

●	Performance on low Size, Weight, Power, and Cost (SWaP-C) hardware including Raspberry Pi

●	Complete control over the entire video pipeline enabling rapid adaptation to new requirements

●	Comprehensive support for military metadata standards including STANAG/MISB KLV

Through extensive field validation across multiple tactical radio frequency (RF) bands in active military use—from KU/KA-band satellite communications to high frequency (HF) radio (what we believe is a historical first for video)—VAST has proven its ability to deliver reliable, high-quality video in environments where competing solutions have not been shown to operate.

VAST has been rigorously tested through 23 field demonstrations with U.S. Special Operations Forces and other elite units in 2024 alone. These evaluations have consistently validated VAST’s ability to transform tactical communications by enabling video streaming across previously unsuitable networks. The impact is immediate and quantifiable: 30-50% reduction in bandwidth requirements, significant cuts in storage needs, and dramatically lower power consumption. For military users, VAST enables video streaming across multiple actively used tactical frequency bands, creating entirely new operational capabilities for situational awareness and command and control. As military and commercial organizations grapple with exponentially increasing demands for video data, we believe VAST provides a sustainable path forward through unmatched efficiency. Our technology isn’t designed to just solve today’s tactical video challenges—it’s designed to enable the next generation of video-driven capabilities while ensuring underlying infrastructure remains viable and cost-effective.

Our Products and Services

Our product portfolio centers around the VAST video platform:

●	VAST Video Encoder – Our core software-based video encoder, optimized for ultra-low bandwidth transmission over challenged networks. The encoder supports various deployment options including hardware appliances and virtual implementations.

●	VAST Controller & VAST Vue – Management and playback applications for controlling VAST encoders and viewing transmitted video. VAST Vue offers cross-platform support (iOS, Android, Windows, Mac, Linux) with advanced features for tactical operations.

●	VAST SDK – A comprehensive development kit allowing partners to integrate VAST technology into their existing solutions, enabling custom applications for specialized use cases.

Future product roadmap includes:

●	VAST VUDO (VAST Unified Data Operations) – Advanced integration of video, mapping, and sensor data for tactical operations.

●	VAST Cloud – Enterprise-scale video operations for commercial applications.

Our Market Strategy

We operate in two primary markets:

●	Government and Defense – This is our current focus where VAST has demonstrated significant impact by enabling video streaming across tactical communications networks previously considered unsuitable for video. Through partnerships with system integrators and original equipment manufacturers (OEMs), we are embedding VAST technology across multiple programs through established contract vehicles.

●	Commercial Applications – We plan to address commercial applications through the CRISP platform (rebranded VAST), initially in the telecommunications, mining and medical sectors. We deliver our technology as a managed service solution, creating predictable recurring revenue streams while solving critical video delivery challenges across telecommunications, security, and enterprise markets.

Our Competition

Several key competitors offer video encoding solutions tailored for the specific requirements of the defense industry. These competitors have established themselves as prominent players, and their solutions compete with our VAST video platform. We believe our top competitors are:

●	AnsuR Technologies enables optimized visual communications solutions over transports such as IP networks, satellite communications, and cellular networks. AusuR’s visual communication tools are designed to enable critical decision-making in challenging network environments, with a specific background in satellite communications. Their products are used in mobile and fixed applications, such as drone services, intelligence, surveillance, and reconnaissance, search and rescue, remote inspection, security and many more.

●	Digital Barriers specializes in secure video transmission and real-time streaming technologies for defense and security applications. Their video solutions are engineered to deliver high-quality, low-latency video over constrained and unpredictable networks. Digital Barriers’ offerings are used in various markets including city law enforcement and public safety, industry, transportation, defense, events, retail, healthcare, and hospitality.

●	Videosoft Global Ltd. delivers ultra-low bandwidth video streaming solutions optimized for challenging defense and tactical environments. Their video compression and transmission technology is designed to provide reliable live video over wireless networks such as satellite, cell, and mesh. Videosoft’s technologies are generally used in the aviation, defense, energy and maritime industries.

●	VITEC provides advanced video encoding and streaming solutions tailored to military and defense applications. Their defense-grade encoders offer high-efficiency compression, ruggedized form factors, and secure, real-time video transmission. VITEC’s solutions are built for harsh environments and are widely used in surveillance, command-and-control, and tactical field operations.

Our Competitive Strengths

We believe that we have competitive strengths, some of which are discussed below, that position us favorably in each aspect of our business. Our competitive position is built on several fundamental advantages that set VAST apart from all alternatives in the tactical video market:

●	Low-Latency Simultaneous Multi-Stream Encoding and Decoding. VAST’s low latency encoding reduces the time it takes between recording a video and playing it back. This is accomplished by utilizing our sophisticated compression techniques that enable the video data to be processed and delivered more quickly. This is crucial in scenarios like military operations, video conferencing and live streaming where real-time video is essential. A more fluid and responsive watching experience is achieved by using low latency encoding, which helps to ensure that there is little lag or delay between the video source and the user.

●	Unmatched Tactical Network Validation. VAST has been validated on every tactical RF band in active military use today, from high-bandwidth KU/KA-band satellite communications to tactical S and L-Band MANET networks, all the way down to HF radio—what we believe is a historical first for video transmission. This comprehensive validation across the entire spectrum of military communications means VAST works reliably in environments where competing solutions have not been shown to function.

●	Direct Streaming Architecture. Unlike competitors who rely on intermediary servers or gateways, VAST streams directly over any IP-based network, point-to-point or multi-point. This direct streaming architecture eliminates additional hardware requirements, reduces latency, enhances security, and dramatically simplifies deployment in tactical environments. VAST’s ability to function without “man in the middle” infrastructure makes it uniquely suited for austere and denied environments where additional network components represent both vulnerability and logistical burden.

●	Superior Performance on Low SWaP-C Hardware. VAST’s software-based approach is designed to deliver exceptional performance on minimal hardware, functioning effectively on platforms as modest as Raspberry Pi while competitors require specialized encoders or GPU acceleration. This fundamental efficiency translates directly to reduced SWaP-C—critical considerations in tactical deployments where every ounce and watt matters.

●	Molecular-Level Pipeline Control. We maintain complete control over every aspect of the capture, encoding, and streaming pipeline at a “molecular level.” This comprehensive control enables us to adapt new features, support emerging standards, and overcome technical challenges with agility that we believe off-the-shelf solutions cannot match. Unlike black-box commercial encoders, VAST can be precisely tailored to the unique requirements of tactical communications, with the flexibility to evolve as mission needs change.

●	Quality Under Extreme Constraints. Through our advanced AV1 implementation, VAST maintains superior visual quality even at bitrates as low as 10-50 Kbps—conditions where competing solutions have been shown to produce unusable imagery. We believe this capability to deliver actionable video intelligence over severely constrained networks fundamentally changes what’s possible in tactical communications, enabling video streaming over tactical communication bands previously considered unsuitable for video transmission.

●	Comprehensive Military Standard Support. VAST fully supports military-standard metadata formats, including STANAG/MISB KLV, enabling seamless integration with existing intelligence, surveillance, and reconnaissance platforms. We believe this native compatibility with established military standards eliminates integration barriers while preserving critical mission data alongside video feeds.

As validated through extensive field testing with U.S. Special Operations Forces and other military units throughout 2024, VAST doesn’t just improve existing video capabilities—it enables entirely new operational possibilities by making video viable across the full spectrum of tactical communications networks. The Company expects this breakthrough capability to create an entirely new market opportunity beyond simple improvements to existing video solutions.

Our Growth Strategies

We have developed a focused, actionable growth strategy centered on establishing VAST as the standard for tactical video in defense and government operations:

●	U.S. Government Standardization. Our primary path to establishing VAST as the standard for tactical video is through formal Program Executive Office (PEO) acceptance, particularly with major acquisition authorities like PEO Soldier. Rather than pursuing individual unit sales, we are working directly with program offices to position VAST as a GOTS solution. This designation would establish VAST as the standard video encoding platform across the U.S. Department of Defense and partner agencies. We have already secured Authority to Operate (ATO) on U.S. Army networks through PEO Soldier and the Integrated Tactical Network (ITN), laying the groundwork for broader adoption. Our comprehensive Partner and OEM Program, which launched in February 2025, complements this approach by providing system integrators with the tools to integrate VAST within program requirements and specifications. This dual strategy—formal program acceptance combined with a robust partner ecosystem—is designed to ensure VAST becomes embedded in the technical requirements for future programs while enabling immediate deployment through established prime contractors who already have the relationships and contract vehicles to rapidly scale adoption across numerous government programs.

●	Integration with Existing U.S. Government and Tactical Systems. Our growth strategy prioritizes seamless integration with widely deployed tactical systems and platforms. Key integration initiatives include:

o	TAK Integration. The Tactical Assault Kit (TAK) has emerged as the default Command and Control (C2) and Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR) system for warfighters across the U.S. Department of Defense (DoD) and allied forces. Through our Cooperative Research and Development Agreement (CRADA) with U.S. Special Operations Command (USSOCOM), we are developing native VAST integration within the TAK ecosystem, enabling direct streaming of ultra-low bandwidth video to soldiers’ end devices. This integration will position VAST as a core capability within the most widely deployed situational awareness platform in the tactical environment.

o	C4ISR Platform Compatibility. We are in the process of establishing working relationships with leading C4ISR platforms including Vidterra Compass, Haivision Kraken, and Sierra Nevada Corporation’s TRAX system. These integrations embed VAST capabilities within established battlefield management systems, extending video capabilities to previously bandwidth-constrained scenarios while maintaining familiar user interfaces for operators.

o	Remote Vehicle and Sensor Operations. VAST is supporting critical U.S. Army modernization programs including the Optionally Manned Vehicle (OMV) and Small Multipurpose Equipment Transport (S-MET) programs through the U.S. Army Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance (DEVCOM C5ISR) Center. By enabling reliable video streaming over constrained tactical datalinks, VAST will significantly enhance remote operation capabilities without requiring additional communications infrastructure.

o	UAS and Munitions Sensor Integration. We are developing direct integration with video sensors deployed on unmanned aerial systems (UAS) and advanced munitions platforms. These integrations will enable operators to maintain high-quality video feeds for target identification and battle damage assessment even in contested electromagnetic environments or at extended operational ranges.

o	AI Image and Video Collection Systems. VAST’s software-defined architecture supports both human and machine-based video consumption. Our modular design can be modified to support edge AI applications, optimizing video streams specifically for computer vision algorithms while dramatically reducing bandwidth requirements for AI training data collection. With this dual-purpose capability, VAST is poised to become a critical enabler for both human-in-the-loop and autonomous systems.

o	Metadata Support. VAST fully supports military-standard Key-Length-Value (KLV) metadata (STANAG/MISB), ensuring interoperability with existing intelligence, surveillance, and reconnaissance platforms and maintaining critical mission data alongside video feeds.

These integration initiatives are designed to ensure VAST becomes embedded within the existing and emerging tactical systems ecosystem, driving adoption through compatibility with the platforms soldiers already rely on, while enhancing their capabilities in bandwidth-constrained environments.

●	Technical Validation Through Field Operations. We have established VAST’s capabilities through an extensive program of field demonstrations and technical evaluations with elite military units. In 2024 alone, we completed 23 successful field and laboratory tests with defense partners, military end users, and foreign military allies, including:

o	USSOCOM Arctic Warrior exercises demonstrating video streaming in extreme cold-weather environments;

o	HF radio trials with Naval Information Warfare Systems Command (NAVWAR), achieving first-ever video terminal conferencing (VTC) streaming over HF radio;

o	Technical evaluations with the 75th Ranger Regiment at Joint Base Lewis-McChord and Fort Benning, validating VAST in tactical field conditions;

o	Ultra High Frequency (UHF) TACSAT streaming demonstrations, enabling video over previously voice-only satellite channels; and

o	Mobile User Objective System (MUOS) integration testing, bringing video capability to this next-generation military satellite communications system.

In 2025, we built on these successes with an expanded testing program focused on operational validation with strategic units and commands, including:

●	Continued integration with Joint Special Operations Command (JSOC) elements;

●	Expanded collaboration with PEO Soldier programs to support formal adoption;

●	Foreign Military Sales (FMS) partner trials in Colombia and Peru supporting counternarcotics operations; and

●	Participation in high-profile technical exercises including Tough Stump Rodeo and Cosmic Ram.

Each successful demonstration further validates VAST’s performance in authentic operational environments while building relationships with key decision-makers and technical influencers. These exercises provide warfighters direct experience with VAST’s capabilities, which we believe will generate organic demand and advocacy within operational units that ultimately drives formal program adoption.

●	Research & Development (R&D) Focused on Network Efficiency. Our R&D roadmap is specifically targeted at enhancing VAST’s value proposition in tactical networking environments:

o	VAST VUDO. Our VAST Unified Data Operations (VUDO) capability will serve as both a flexible solution for video management and the foundation for our TAK integration. VUDO is designed to enhance VAST to function as a complete solution for core C4ISR use cases, integrating video, mapping, and sensor data into a unified operational picture. This development will transform VAST from a video-specific tool into a comprehensive situational awareness platform optimized for disconnected and austere environments.

o	VADER. This initiative focuses on improving video and data streaming through a novel User Datagram Protocol (UDP) streaming data format that introduces Forward Error Correction (FEC) with minimal bandwidth overhead. VADER represents a potential breakthrough for tactical communications in Denied, Degraded, Intermittent, and Limited (DDIL) bandwidth environments, enabling reliable video transmission over highly contested or degraded networks while maintaining VAST’s ultra-low bandwidth profile.

o	Bandwidth AI. We are developing intelligent systems that can automatically configure video pipelines based on network conditions, optimizing for available bandwidth while maintaining critical visual information. This capability will enable VAST to dynamically adapt to changing network conditions without operator intervention, ensuring continuous video delivery even as tactical communications are degraded or intermittent.

o	Edge Computing Optimization. Our development efforts include tactical Raspberry Pi implementations and advanced U.S. Miliary Standard (MIL-STD) enclosures for VAST’s tactical products with customizable hardware Input/Output (I/O). These ruggedized solutions are designed to bring VAST’s capabilities to the absolute edge of the battlefield while maintaining minimal SWaP-C requirements. This focus on miniaturization and hardening will extend VAST’s operational footprint to individual warfighters, unmanned systems, and forward-deployed sensors.

These R&D initiatives maintain our focus on solving the most challenging video transmission problems in tactical environments while expanding VAST’s capabilities beyond simple video encoding into a comprehensive tactical data platform.

●	Path to Becoming the GOTS Standard for Tactical Video. Our ultimate strategic objective is for VAST to be designated as the GOTS solution for tactical video across the DoD and allied forces. We are executing a deliberate pathway toward this goal through:

o	GOTS Designation Initiative. We are actively engaging with key DoD acquisition authorities to position VAST for formal designation as the GOTS solution for tactical video encoding. This designation would establish VAST as the standard, government-owned video solution across all services, ensuring consistent implementation and interoperability while reducing procurement complexity.

o	Authority to Operate (ATO). We have secured ATO on U.S. Army networks through both PEO Soldier and ITN, which will enable seamless deployment across U.S. Army systems. This critical certification removes a significant barrier to adoption and establishes VAST as a trusted solution within the DoD’s most demanding security frameworks.

o	CRADA Partnerships. Our CRADA with USSOCOM provides direct access to key military entities, which we believe will accelerate integration and adoption. This partnership enables continual refinement of VAST to meet evolving DoD requirements while providing a pathway for transition to a GOTS solution.

o	Open Standards Development. We are working with military standards bodies to establish our AV1-based compression approach as an open standard for tactical video, ensuring long-term sustainability and interoperability across platforms and systems.

o	Security Certifications. We are pursuing additional security certifications including those required for classified environments, ensuring VAST can operate across the full spectrum of military operations from unclassified to top secret networks.

These strategic initiatives are intended to create a reinforcing cycle: each new integration and field validation drives additional interest, while our GOTS designation initiatives address the long-term sustainability and standardization requirements of the DoD. Through this comprehensive approach, we are creating the momentum and institutional support necessary for VAST to become the official standard for tactical video encoding in defense and government sectors.

Additionally, we plan to expand into commercial applications, initially in the telecommunications, mining and medical sectors, with our CRISP platform (rebranded VAST). CRISP, our proprietary compression technology, stands for Compressed Rate Intelligent Streaming Protocol.

●	RMX Telecoms. With the massive increase in video and Internet-of-Things (IoT), mobile network operators are rapidly adopting compression techniques to maximize existing infrastructure. According to PwC’s Perspectives from the Global Telecom Outlook 2023–2027, global data consumption over telecom networks will nearly triple, from 3.4 million petabytes (PB) in 2022 to 9.7 million PB in 2027, driven largely by video traffic. We seek to capitalize on this with CRISP to deliver a cost-effective solution for the telecommunications industry.

●	RMX Mining. We intend to support semi-autonomous mining techniques, including remote loader technology. Remote loader technology with CRISP will provide advanced video streaming capabilities to participate in underground pilot deployments and assist in the development of case studies to validate and quantify the benefits of the five-meter cycle – a transformative mining method that the technology enables and is poised to transform the underground mining industry.

●	RMX Medical. We are developing data compression technology designed specifically to meet the demands of the medical industry. By enabling ultra-efficient compression of complex medical imagery—such as MRI, CT, and X-ray scans—we will drastically reduce storage requirements and transmission times without sacrificing fidelity, which we anticipate will not only streamline diagnostics and telemedicine but also accelerate the training of AI models by delivering optimized datasets faster and more cost-effectively.

Both CRISP and VAST will be deployed as Platform As A Service (PaaS) software based multi-year contracts, which will allow for a stable and predictable revenue stream going forward.

Our Intellectual Property

On August 8, 2022, the Company entered into a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system, namely AI powered secure video compression technology that offers superior streaming in HD/4K/8K compared to open standard codecs, and delivers real-time compression of video streams for surface, airborne, and underwater ISR applications, including environments where video streams are transmitted beyond line-of-sight. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period. Currently, none of the Company’s products include any content licensed from Cytta, nor are there any plans to incorporate such content. As a result, the Company does not anticipate any royalty obligations under the license agreement.

On January 31, 2023, we submitted an application to the United States Patent and Trademark Office, or USPTO, for a trademark for VAST. The USPTO requested certain information to support this trademark filing. On November 1, 2023, we responded to the USPTO’s initial request. On February 6, 2024, the USPTO issued a Notice of Allowance, which established the due date for the filing of the Statement of Use (SOU) or a Request for Extension of Time to file a Statement of Use (Extension Request). We filed Extension Requests on August 6, 2024, February 5, 2025, and August 6, 2025, which the USPTO granted. As of the date of this annual report, the application is still pending.

On March 14, 2023, we completed an Intellectual Property Purchase Agreement for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. This patented technology will help the Company achieve higher functionality and an asymmetric performance advantage over competing technologies, supporting computer vision needs with maximum compression at extremely low latencies. The Company made a one-time payment of $200,000 for the patent.

On September 23, 2025, we submitted a provisional patent application to the USPTO titled “Low Bandwidth Multimedia Transmission System and Method” to establish an early priority date for the Company’s proprietary technology. The technology described in the provisional application relates to a multimedia transmission system designed for operation over bandwidth-constrained networks. The system provides a structured user interface that abstracts complex multimedia encoding and streaming processes, enabling users to configure transmission workflows based on network and hardware characteristics rather than detailed encoding expertise. The system permits controlled overrides of default limitations in standard multimedia frameworks to achieve high compression levels and supports selective metadata filtering to further reduce bandwidth utilization. The system is designed to operate across both standard and embedded computing environments and is intended for applications requiring reliable multimedia transmission in limited-capacity network conditions.

The Company expects to pursue additional patent protection through one or more non-provisional patent applications in the first quarter of 2026.

The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the preceding, is essential to the success of our business. We will seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We are seeking to register our core brands as domain names, trademarks, and service marks in the U.S. and many other jurisdictions. We will also have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in the U.S. and extend them into international jurisdictions covering specific aspects of our proprietary technology and innovations. We also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services. We have routinely entered into confidentiality, invention disclosure, assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to, and use and disclosure of, our proprietary information.

Human Capital

As of February 1, 2026, we had 6 full-time employees, no part-time employees, and 11 independent contractors. We expect to increase the number of employees and contractors over the course of next year as the Company ramps up its operations. None of our personnel are represented by labor unions, and we believe that we have an excellent relationship with everyone who works with us.

Seasonality

We do not experience significant seasonality in our sales cycle.

Facilities

On January 30, 2023, the Company signed a lease agreement for a 2,500 square foot office space located at 3255 Bayside Lakes Blvd SE, Palm Bay, FL 32909 to serve as the Company’s headquarters. The lease term is for three years and the monthly rent payment with common area maintenance charges and taxes is $4,215. On January 14, 2025, the Company entered into an early termination agreement and the Company paid $26,000 as consideration for the early termination of the lease during the first quarter of 2025.

On January 9, 2025, the Company signed a lease agreement for a 700 square foot office space located at 4220 Duncan Ave, Ste 201, St. Louis, MO 63110 to serve as an office for our developers. The lease is month-to-month and the monthly rent payment with common area maintenance charges and taxes is $5,062.

Since February 12, 2025, the Company has leased virtual office space through Regus Management at Highland Park Place located at 4514 Cole Ave, Ste. 600, Dallas, TX 75205 to serve as the Company’s headquarters. The lease is month-to-month and the monthly rent is approximately $185.

On March 1, 2025, the Company signed a lease agreement for a 510 square foot office space located at 1290 York Street, Lima, NY 14485 to serve as a test facility. The initial term of the lease is one year expiring on February 28, 2026, and the monthly rent payment with common area maintenance charges and taxes is $1,100.

We do not currently lease or own any other real property.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Government Regulation

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. In addition, the European Union and United Kingdom have adopted the General Data Protection Regulation (GDPR), which likewise impose significant data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we also became subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we became subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we became subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. Additionally, comprehensive privacy laws in Delaware, Montana, Oregon, and Texas are scheduled to take effect in 2024 and 2025, further expanding consumer data protection requirements.

We operate in non-United States markets and are subject to the United States Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations in other countries. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, collectively, the Trade Controls, including rules administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United States Department of Commerce, the United Nations Security Council and other relevant authorities. The sale or supply of specific goods and services to nations, governments, individuals, or other entities that the U.S. has embargoed or sanctioned is restricted or prohibited by export control laws and economic sanctions laws, and certain encryption items must be exported with permission. Additionally, several nations have laws in place or are considering regulations that might limit our ability to import specific encryption technologies, including through import permits and licensing requirements.

As our technology has both commercial and defense uses, we closely adhere to U.S. Department of Defense (DoD) regulations, standards, and procurement rules. Given our expected sales to the U.S. federal government, we must comply with the Federal Acquisition Regulations (FAR), which intricately outline procurement processes and prerequisites for government contractors, and the Defense Federal Acquisition Regulation Supplement (DFARS), a supplementary framework addressing DoD acquisitions. Additionally, our engagement in software and data storage technologies necessitates the Cybersecurity Maturity Model Certification (CMMC), which is a mandatory standard for DoD contractors relating to safeguarding sensitive unclassified information. We believe our established processes ensure our compliance with the requisite cybersecurity benchmarks, ensuring that our contributions to defense remain technologically robust and secure. Lastly, as the reach of our technologies extends beyond U.S. borders, this potentially bringing us under the scope of the International Traffic in Arms Regulations (ITAR) since our technology derivatives might fall within the export and import parameters of defense-related articles and services listed on the United States Munitions List (USML). In such instances, strict customer vetting and licensing requirements will apply.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

RMX is a technology company focused on securing and optimizing the data continuum. We develop and deliver hybrid video compression solutions built on our proprietary platforms, including VAST™. Our primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. Our goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

For the fiscal years ended December 31, 2025, and December 31, 2024, our operations experienced changes in revenue, expenses, and net loss. This section discusses our financial condition and results of operations, focusing on key drivers of performance and areas requiring further explanation.

Recent Developments

On January 16, 2026, January 20, 2026, and January 27, 2026, we conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we sold 7.8 units at a price of $25,000 per unit for gross proceeds of $195,000, and issued 390,000 warrants at an exercise price of $0.50 per share.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Emerging Growth Company

Regulation A provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of our Regulation A offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our common stock held by non-affiliates exceeds $700 million, we would cease to be an “emerging growth company.”

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations during the years ended December 31, 2025 and 2024:

	Years Ended
	December 31,
	2025	2024
Revenue	$311,344	$137,646
Cost of sales	30,324	36,786
Gross profit	281,020	100,860
Operating expenses:
General and administrative	444,049	531,091
Payroll, compensation and benefits	5,847,145	4,213,978
Professional services	5,793,766	3,815,955
Marketing and advertising	454,291	631,479
Research and development	245,579	849,542
Total operating expenses	12,784,830	10,042,045
Loss from operations	(12,503,810)	(9,941,185)
Other income (expense):
Interest income	3,392	12,393
Interest expense	(1,095,823)	(37,765)
Debt discount amortization and derivative loss	(4,438,284)	(284,117)
Loss on receivable	-	(45,172)
Loss on warrant conversion	(6,249,015)	-
Total other income (expense)	(11,779,730)	(354,661)
Net loss	$(24,283,540)	$(10,295,846)

Revenue

Revenue for the years ended December 31, 2025 and 2024 was $311,344 and $137,646, respectively, representing an increase of 126%. The increase was due to the sales of services and software related to video compression technology.

Operating Expenses

Our total operating expenses for the years ended December 31, 2025 and 2024 were $12,784,830 and $10,042,045, respectively, representing an increase of 27%. The increase was mainly due to employee compensation including options, research and development expenses, marketing expenses and professional services provided to the Company.

Loss From Operations

Our loss from operations for the years ended December 31, 2025 and 2024 was $12,503,810 and $9,941,185, respectively, representing an increase of 26%. The increase was mainly due to employee compensation including options, research and development expenses, marketing expenses and professional services provided to the Company.

Net Loss

Our net loss for the years ended December 31, 2025 and 2024 was $24,283,540 and $10,295,846, respectively, representing an increase of 136%. The increase was mainly due to conversion of warrants, debt discount amortization, derivative expenses and loss from operations.

Liquidity and Capital Resources

As of December 31, 2025, we had a consolidated cash balance of $2,023,072, including restricted cash of $1,913,320. As of December 31, 2024, we had a consolidated cash balance of $396,870. To date, we have financed our operations primarily through revenue generated from sales of our securities.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations and equity financings to fund our operations and to service our debt obligations for at least the next twelve months. Since January 2026, we have raised $195,000 in private placements of units. If we are unable to raise the additional funds, our currently available cash resources will be sufficient to fund our operations for at least the next two months. In the future, we may require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. While we had cash of $2,023,072 (including $1,913,320 of restricted cash) and $396,870 as of December 31, 2025 and 2024, respectively, we had revenue of $311,344 and $137,646, a net loss of $24,283,540 and $10,295,846, and net cash used in operating activities of $4,203,780 and $4,989,087 for the years ended December 31, 2025 and 2024, respectively. We have incurred losses since our inception, resulting in an accumulated deficit of $40,838,227 as of December 31, 2025, and further losses are anticipated in the development of our business. As a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. To support our growth and working capital requirements, we have entered into a securities purchase agreement for an up to $50 million contingent financing facility (the “Credit Facility”). Management has assessed the terms and conditions of the Credit Facility and determined that access to funding is probable and sufficient to support our operational plan.

Our ability to execute our business plan and achieve profitability is dependent upon our success in: (i) accessing the Credit Facility as planned, (ii) continuing to scale revenue growth, (iii) achieving operational efficiencies, and (iv) accessing additional capital as needed through securities offerings, including our Regulation A offering, private equity offerings, debt financings, strategic partnerships, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

While we anticipate potential dilution from equity financings, management is committed to balancing growth capital needs with shareholder value creation. The Company maintains flexibility to optimize its capital structure through various financing alternatives based on market conditions and strategic priorities. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

There are uncertainties surrounding these issues, and the consolidated financial statements do not reflect any changes regarding the recoverability or classification of asset values, nor do they address potential adjustments to the amounts or classification of liabilities that could arise if the Company cannot continue operating as a going concern.

Summary of Cash Flow

Years Ended December 31, 2025 and 2024

The following table sets forth key components of the Company’s cash flow during the years ended December 31, 2025 and 2024.

	Years Ended
	December 31,
	2025	2024
Net cash used in operating activities	$(4,203,780)	$(4,987,087)
Net cash used in investing activities	-	(65,467)
Net cash provided by financing activities	5,829,982	3,183,573
Non-cash investing and financing activities	-	(2,105)
Net change in cash and cash equivalents	1,626,202	(1,871,086)
Cash, cash equivalents and restricted cash at beginning of period	396,870	2,267,956
Cash, cash equivalents and restricted cash at end of period	$2,023,072	$396,870

To date, the Company has financed its operations primarily through the sale of its Class A Common Stock and the sale of units, consisting of unsecured promissory notes and five-year warrants.

Net cash used in operating activities was $4,203,780 and $4,989,087 for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, net cash used in operating activities resulted from net loss of $24,283,540, derivative loss on debt issuance of $59,646, stock issued for services and interest of $1,228,849, options and warrants issued for various services of $7,102,762, notes payable amortization and conversion of $10,627,653, depreciation and amortization of $61,780, accounts payable of 597,413, interest payable of $395,823 and others of $5,835. For the year ended December 31, 2024, net cash used in operating activities resulted from net loss of $10,295,846, stock issued for services of $125,000, options issued for services of $1,921,721, warrants issued for private placements and advisors of $2,533,521, depreciation and amortization of $67,022, loss on receivable of $45,172, deposits of 7,270, accounts receivable and accrued expense of $222,515, accounts payable, related party of $77,092, notes interest and discount amortization of $320,747, offset by net ROU decrease of $3,324, and prepaid expense of $7,977.

Net cash used in investing activities was $0 and $65,467 for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, there was no net cash used in investing activities. For the year ended December 31, 2024, net cash used in investing activities resulted from the purchase of capital equipment.

Net cash provided by financing activities was $5,829,982 and $3,183,573 for the years ended December 31, 2025 and 2024, respectively, and resulted from the sale of Class A Common Stock, the Regulation A offering, the sale of convertible notes, and the sale of units, consisting of unsecured promissory notes and five-year warrants.

Non-cash investing and financing activities from interest receivable was $0 and $2,105 for the years ended December 31, 2025 and 2024, respectively.

Contractual Obligations

During the fiscal years ended December 31, 2025 and 2024, we had contractual obligations associated with management consultants in which we paid out $2,404,918 and $1,282,434, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this annual report, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. We believe our most critical accounting policies and estimates relate to the following:

Principles of Consolidation

The Company’s consolidated financial statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. They have been prepared in accordance with U.S. GAAP. All intercompany transactions have been eliminated in consolidation.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method. Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date.

Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Revenue Recognition

The Company had revenue of $311,344 and $137,646 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

No federal income taxes were owed for the years ended December 31, 2025 and 2024.

Recently Issued Accounting Pronouncements

Management does not believe any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

ITEM 3. DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers and directors.

NAME	AGE	POSITION
Michael Chermak	66	Executive Chairman, Secretary, Treasurer and Director
Karl Kit	62	Chief Executive Officer, President and Director
Amit Shrestha	49	Chief Financial Officer
Maxwell Kit	37	Chief Marketing Officer
M. Steven Kirchof	72	Director
Ian Subel	56	Director
Richard Propper	79	Director

Michael Chermak has served as our Secretary and as a member of our board of directors since June 2022, as our Treasurer since October 2022, and as our Executive Chairman since November 2022. Mr. Chermak also served as our Vice President from June 2022 to June 2023. From May 2020 to January 2023, Mr. Chermak served as the Chief Administrative Officer at Cytta Corp (OTCQB: CYCA), a company that creates video/audio integration software with AI capability, advanced video compression, and portable/SaaS hardware/software systems that solve real-world problems in large markets. From April 2018 to April 2020, he served as a director at OZOP Surgical Corp (OTCQB: OZSC), a company that invents, designs, develops, manufactures and distributes innovative endoscopic instruments, surgical implants, instrumentation, devices and related technologies, focused on spine, neurological and pain management procedures and specialties, where he was also the Chief Executive Officer from June 2016 to February 2018. Previously, Mr. Chermak worked in China for over 6 years and was the former Chairman and Chief Executive Officer of Bridgetech Holdings International (OTC: BGTH), which focused on introducing Western medicine into China. He has also served on the Board of Directors and as an Audit Committee member of Beijing Origin Seed (NYSE American: SEED), a Chardan Capital SPAC. In 1998, Mr. Chermak was the co-founder, initial investor, and original Chairman of Medibuy.com, an Internet healthcare supply vendor. Medibuy raised over $140 million in its first 18 months of operation backed by Venture Capitalists such as Kleiner Perkins, Sequoia, Oak, and institutional investors including Alianz. Medibuy acquired the ecommerce initiatives of two leading GPOs, Premier and Columbia HCA, that at one time accounted for nearly 70% of healthcare product expenditures in the US. Medibuy was sold to GHX (Global Health Exchange), an ecommerce company founded by General Electric, Abbot, Baxter, Medtronic. Becton-Dickinson, Braun, Guidant, Tyco, Siemens, and others. Mr. Chermak was also the founder and Chief Executive Officer of Healthdemographics, Inc., a company in the healthcare predictive data and decision support business, with over 1,200 clients worldwide and was regularly sourced by the Wall Street Journal for articles on the healthcare industry. Mr. Chermak sold the company in 1997 to Medirisk. Mr. Chermak is also the founder of Makena Investment Advisors, LLC, a firm focused on assisting emerging companies access equity capital markets. Additionally, Mr. Chermak and his wife fund and run a 501c3 animal sanctuary and are focused on animal rescue and the support of rescue organizations. Mr. Chermak received his bachelor’s degree in Business from the University of New Mexico, Anderson School of Management. We believe Mr. Chermak is qualified to serve on our board of directors due to his 40 years of experience in leadership roles in the healthcare industry and experience raising over $200 million for the private and public companies he has worked with.

Karl Kit has served as our President, Chief Executive Officer, and a member of our board of directors since April 2025. Mr. Kit is a seasoned entrepreneur with over 40 years of international business experience across advertising, communications, mobile data services, and financial technology. Since June 2021, Mr. Kit has served as Chief Executive Officer of K2 Endeavor DMCC, a UAE-based strategic investment holding group. From July 2016 to June 2021, Mr. Kit served as Executive Chairman of Omicron Holdings, an oil and gas trading company. Prior to these positions, Mr. Kit established and led a series of successful ventures, after beginning his career with a leading Japanese trading company. Throughout his career, Mr. Kit has lived and worked across the globe, with significant experience in South Africa, Europe, and, most recently, the United States, and has collaborated with blue-chip companies to develop and implement global strategies. We believe that Mr. Kit is qualified to serve on our board of directors due to his 40 years of international business and leadership experience.

Amit Shrestha has served as our Chief Financial Officer since March 2024. Mr. Shrestha joined our company following a 20-year career at Microsoft Corporation where he held various Chief Financial Officer positions after beginning as an Equity Controller and SEC Reporter in 2004; from March 2020 to October 2023, he served as CFO Mexico where he led digital transformation efforts, from April 2017 to March 2020, he served as CFO Area HQ for the Greater China Region covering China, Hong Kong, Macau and Taiwan, and from February 2012 to March 2017, he served as CFO US Public Sector where he restructured the business’s sales model. Earlier in his career, Mr. Shrestha held senior finance roles at Payment Online, Inc. in Seattle and at PWC in the Philippines. A native of Nepal, Mr. Shrestha is a frequent public speaker on finance transformation. Mr. Shrestha received his bachelor’s degree in Accounting from Philippines University and his Master of Business Administration in Finance from Seattle University.

Maxwell Kit has served as our Chief Marketing Officer since April 2025. Mr. Kit is an accomplished executive with extensive international experience in mobile technology, branding, and strategic marketing across a broad range of industries. Since June 2021, Mr. Kit has served as Managing Director of K2 Endeavor DMCC, a UAE-based strategic investment holding group. From July 2016 to June 2021, Mr. Kit served as Managing Director of Omicron Holdings, an oil and gas trading company. Mr. Kit has led marketing and technology initiatives, particularly within the FinTech sector, and has developed and executed campaigns that strengthened brand identities and expanded market reach. Mr. Kit brings a keen understanding of diverse global markets and is fluent in Spanish.

M. Steven Kirchof has served as a member of our board of directors since April 2025. Mr. Kirchof has over 20 years of experience building entrepreneurial companies and driving innovation in healthcare technology. Since January 2017, Mr. Kirchof has served as Chief Executive Officer of CureGrail, Inc., a healthcare technology company engaging and empowering patients to own and manage their disease. Since founding OneOncology in July 2006, Mr. Kirchof has served as Chief Executive Officer of its successor, RxPath LLC, a healthcare transaction company. From January 2004 to June 2006, Mr. Kirchof co-founded and served as an executive at Matrix Oncology, which developed a group purchasing model for community oncology in partnership with Priority Healthcare and which was acquired by Express Scripts. Before these positions, Mr. Kirchof served in executive, sales management, marketing, and strategy leadership positions at iKnowMed, Inc., MedStat Group, and IBM Healthcare. Mr. Kirchof received his bachelor’s degree, summa cum laude, from Western Carolina University, and completed the one-year IBM Advanced Management Program at Harvard Business School. From March 2000 to March 2024, Mr. Kirchof served on the board of directors at D2 Solutions, a pharmaceutical and prescription management SaaS and consulting company based in St. Louis, and has served on multiple nonprofit and faith-based boards. We believe Mr. Kirchof is qualified to serve on our board of directors due to his professional, executive, and board experience.

Ian Subel has served as a member of our board of directors since October 2025. Mr. Subel has been a Managing Director of Fogel Capital Partners, LLC, a corporate finance advisory services firm, since December 2011 and from February 2002 to April 2007, providing consulting and advisory services through numerous family office and other organizations in amongst others the technology, insurance, consumer products, healthcare, entertainment technology, waste management, and oil and gas sectors. Since October 2016, Mr. Subel has been a Managing Director of Life Models LLC, an insurance advisory services firm, and a Managing Director at Marula Capital Group, an M&A services advisory firm, since March 2024. Both Fogel Capital Partners and Marula Capital Group fall under Rainmaker Securities, LLC, which is a FINRA registered broker-dealer and SIPC member. Mr. Subel has served as Chief Executive Officer of Novastus Inc., a waste to energy company, since June 2021, and Genetic Life Span Inc., a longevity health services company, since June 2023. From April 2007 to November 2011, Mr. Subel was the Chief Financial Officer and Treasurer of the LifeFirms Group of Companies, a single-family office, where he oversaw multiple operating entities owned by them. Mr. Subel was a Managing Director at Deloitte Corporate Finance, LLP from February 1998 to February 2002, and became a Partner during his five-year tenure at Fisher Hoffman Sithole/Pannell Kerr Forster from 1992 to 1997. Mr. Subel received his Bachelor of Commerce degree and his Bachelor of Accountancy degree from the University of the Witwatersrand, South Africa. Mr. Subel holds a CPA license and several insurance related licenses as well as series 7 and 63 broker dealer licenses. We believe Mr. Subel is qualified to serve on our board of directors due to his extensive business and financial services experience.

Richard Propper, M.D., has served as a member of our board of directors since October 2025. Dr. Propper has over 40 years of experience cofounding and investing in healthcare companies and is renowned for his clinical research in the treatment of thalassemia major. Dr. Propper received his bachelor’s degree from McGill University and M.D. from the Stanford University School of Medicine. Following his pediatric training at the Martin Luther King, Jr. General Hospital in Los Angeles, Dr. Propper worked as a Research Fellow in Pediatrics at Harvard Medical School. He was also a Fellow in Medicine at the Children’s Hospital Medical Center, and a Fellow in Pediatric Oncology at the Dana Farber Cancer Center. He subsequently served as Associate Director of the Blood Bank and Chief of the Pheresis Service at the Children’s Hospital Medical Center and Assistant Professor in Pediatrics at Harvard Medical School. While at Harvard, Dr. Propper worked with and was the lead investor in Dean Kamen’s AutoSyringe, Inc., the first portable infusion pump company in the United States. In 1984, Dr. Propper left the practice of medicine to found Montgomery Medical Ventures, one of the largest seed stage medical venture capital firm in the country at the time with $135 million in capital. That fund cofounded and invested in a number of healthcare companies that were subsequently acquired or taken public, including AppliedImmune Sciences, ICU Medical, and Alaris. In 1993, Dr. Propper began pursuing hospital, medical device and biotechnology ventures worldwide, including a focus on building business relationships between Chinese and U.S. companies beginning in 2001. From 2003 to 2005, he launched early SPACs, including Chardan China Acquisition Corporation, which eventually merged with Origin Agritech (Nasdaq: SEED), and Hollysys Automation Technologies (Nasdaq: HOLI). In 2008, Dr. Propper founded Tanzania’s Zariki School, a primary school that educates and feeds daily over 600 students ages three to nine and was designated by the Tanzanian government as one of the top performing schools in the country in 2024. Dr. Propper has served on the board of directors of Metabolics Pharma, Inc. since June 2024, and of D2 Pharma Consulting LLC since February 2021, both early-stage medical companies. We believe Mr. Propper is qualified to serve on our board of directors due to his extensive business and investment experience.

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

Karl Kit, our Chief Executive Officer, President and a member of our board of directors, and Maxwell Kit, our Chief Marketing Officer, are father and son. No other family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

We chose to appoint a separate Executive Chairman of the Board who is not our Chief Executive Officer. Our board of directors has made this decision based on their belief that a separate Executive Chairman of the Board can act as a balance to the Chief Executive Officer. Due to the small size of our board of directors and the early stage of our operations, we do not currently have, and do not currently intend to establish, any committees of the board of directors, including an audit committee, a compensation committee or a nominating and corporate governance committee. Our board of directors currently performs the functions of those committees.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives. While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Compensation of Directors and Executive Officers

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)		All Other Compensation ($)(2)		Total ($)
Joshua Cryer,	2025	-	-	-	-		-		-
Former Chief Executive Officer and President(3)	2024	190,000	-	-	1,122,175	(4)	90,000	(5)	1,402,175
Michael Chermak,	2025	-	-	-	-		300,000		300,000
Executive Chairman, Secretary, and Treasurer	2024	-	-	-	1,122,175	(6)	240,000		1,362,175
Andrew Sheppard,	2025	240,000	-	-	-		-		240,000
Former President of RMX Government, Chief Executive Officer and President(7)	2024	20,000	-	-	2,594,457	(8)	-		2,614,857
Amit Shrestha,	2025	240,000	-	-	-		-		240,000
Chief Financial Officer	2024	160,000	-	-	1,950,017	(9)	-		2,110,017
John Dames,	2025	240,000	-	-	-		-		240,000
Former Chief Technology Officer(10)	2024	230,833	-	-	417,314	(11)	-		702,147
Karl Kit	2025	-	-	-	-		200,000		200,000
Chief Executive Officer and President	2024	-	-	-	-		-		-

(1)	The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in footnotes 2 and 7 to the Company’s audited financial statements accompanying this annual report.

(2)	All other compensation consisted of consulting fees unless otherwise noted.

(3)	Joshua Cryer was the Company’s Chief Executive Officer from June 2023 to November 2024, and the Company’s President from February 2023 to November 2024.

(4)	Joshua Cryer was granted an option to purchase 500,000 shares of Class A Common Stock on June 3, 2024, which will vest upon the Company’s listing to a national securities exchange. These options were cancelled due to Mr. Cryer’s resignation from the Company on November 30, 2024.

(5)	Consists of the severance payment under the separation agreement and release of claims, dated December 9, 2024, between the Company and Joshua Cryer.

(6)	Michael Chermak was granted an option to purchase 500,000 shares of Class A Common Stock on June 3, 2024, which will vest upon the Company’s listing to a national securities exchange.

(7)	Andrew Sheppard was the Company’s President of RMX Government from April 2025 to January 2026, and the Chief Executive Officer and President from December 2024 to April 2025.

(8)	Andrew Sheppard was granted an option to purchase 350,000 shares of Class A Common Stock on December 1, 2024, subject to certain vesting conditions. Additionally, Mr. Sheppard was granted an option to purchase 500,000 shares of Class A Common Stock on December 1, 2024, which will vest upon the Company’s listing to a national securities exchange.

(9)	Amit Shrestha was granted an option to purchase 350,000 shares of Class A Common Stock on March 1, 2024, subject to certain vesting conditions. Additionally, Mr. Shrestha was granted an option to purchase 500,000 shares of Class A Common Stock on June 3, 2024, which will vest upon the Company’s listing to a national securities exchange.

(10)	John Dames was the Company’s Chief Technology Officer from January 2023 to December 2025.

(11)	John Dames was granted an option to purchase 210,000 shares of Class A Common Stock on June 3, 2024, subject to certain vesting conditions.

Executive Employment and Consulting Agreements

On October 1, 2022, Joshua Cryer and the Company entered into an executive consulting services agreement, pursuant to which the Company paid Mr. Cryer $10,000 per month for consulting services related to Mr. Cryer’s position as Chief Technology Officer. Mr. Cryer also received 291,000 shares of Class A Common Stock upon the signing of the agreement, which vest monthly over a two-year period at a rate of 1/24th per month. This agreement was in effect until January 1, 2023, when Mr. Cryer and the Company entered into an employment agreement, pursuant to which the Company paid Mr. Cryer $20,000 per month for his services as Chief Operating Officer. On January 1, 2023, Mr. Cryer and the Company also entered into a stock option agreement, pursuant to which Mr. Cryer received a stock option to purchase 291,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, which vests equally over three years on each anniversary, provided Mr. Cryer remains in continuous service with the Company. This agreement was in effect until June 14, 2023, when Mr. Cryer and the Company entered into a subsequent employment agreement, pursuant to which the Company pays Mr. Cryer $20,000 per month for Mr. Cryer’s services as Chief Executive Officer and President. On June 14, 2023, Mr. Cryer and the Company also entered into a stock option agreement, pursuant to which Mr. Cryer received a stock option to purchase 412,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, 112,000 shares of which vest immediately and the remaining shares vest at 100,000 shares per year for three years on each anniversary, provided Mr. Cryer remains in continuous service with the Company. On June 3, 2024, Mr. Cryer and the Company entered into a stock option agreement, pursuant to which Mr. Cryer received a stock option to purchase 500,000 shares of Class A Common Stock at $2.50 per share, which will vest immediately upon the listing of the Company’s Class A Common Stock to a national securities exchange, provided Mr. Cryer remains in continuous service with the Company. Mr. Cryer will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to paid time off in accordance with the Company’s policies in effect from time to time. If the Company terminates Mr. Cryer without cause, Mr. Cryer will be entitled to the following severance payments: (i) cash in the amount of base salary in effect on the date of such termination for the shorter of three months or the remainder of the term of the agreement; (ii) benefits under group health and life insurance plans in which Mr. Cryer participated prior to termination for the shorter of three months or the remainder of the term of the agreement; and (iii) all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans. Mr. Cryer resigned from his positions as Chief Executive Officer and President effective November 30, 2024. In connection with Mr. Cryer’s resignation, on December 9, 2024, Mr. Cryer and the Company entered into a separation agreement and release of claims, pursuant to which Mr. Cryer released the Company from all claims arising from arising out of or in any way related to his employment with the Company or his separation from the Company in exchange for a $90,000 severance payment paid in installments from December 31, 2024 to April 30, 2025.

On October 6, 2022, John Dames and the Company entered into an executive consulting services agreement, pursuant to which the Company paid Mr. Dames $5,000 per month for consulting services related to Mr. Dames’s position as Product Manager. Mr. Dames also received 145,000 shares of Class A Common Stock upon the signing of the agreement, which vest monthly over a two-year period at a rate of 1/24th per month. This agreement was in effect until January 1, 2023, when Mr. Dames and the Company entered into a subsequent executive consulting services agreement, pursuant to which the Company paid Mr. Dames $10,000 per month for his services as Chief Technology Officer. On January 1, 2023, Mr. Dames and the Company also entered into a stock option agreement, pursuant to which Mr. Dames received a stock option to purchase 145,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, which vests equally over three years on each anniversary, provided Mr. Dames remains in continuous service with the Company. This subsequent executive consulting services agreement was in effect until February 1, 2023, when Mr. Dames and the Company entered into an employment agreement, pursuant to which the Company pays Mr. Dames $10,000 per month for his services as Chief Technology Officer. On February 1, 2024, Mr. Dames’s salary was increased to $220,000 per year. On June 3, 2024, Mr. Dames and the Company entered into a stock option agreement, pursuant to which Mr. Dames received a stock option to purchase 210,000 shares of Class A Common Stock at $2.50 per share, which will vest over three years with one-sixth vesting on each six-month anniversary of the grant date, provided Mr. Dames remains in continuous service with the Company. Mr. Dames will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to paid time off in accordance with the Company’s policies in effect from time to time. If the Company terminates Mr. Dames without cause, Mr. Dames will be entitled to the following severance payments: (i) cash in the amount of base salary in effect on the date of such termination for the shorter of three months or the remainder of the term of the agreement; (ii) benefits under group health and life insurance plans in which Mr. Dames participated prior to termination for the shorter of three months or the remainder of the term of the agreement; and (iii) all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans. Mr. Dames resigned from his position as Chief Technology Officer effective December 31, 2025. Mr. Dames’s 153,333 unvested options were cancelled as of December 31, 2025.

On October 30, 2022, Michael Chermak and the Company entered into an executive consulting services agreement, pursuant to which the Company pays Mr. Chermak $15,000 per month for consulting services related to his position as Secretary and Treasurer. This agreement was amended on February 1, 2023, when the board of directors increased Mr. Chermak’s consulting fees from $15,000 per month to $25,000 per month, and is still in effect. On June 3, 2024, Mr. Chermak and the Company entered into a stock option agreement, pursuant to which Mr. Chermak received a stock option to purchase 500,000 shares of Class A Common Stock at $2.50 per share, which will vest immediately upon the listing of the Company’s Class A Common Stock to a national securities exchange, provided Mr. Chermak remains in continuous service with the Company.

On March 1, 2024, Amit Shrestha and the Company entered into an employment agreement, pursuant to which the Company pays Mr. Shrestha $20,000 per month for his services as Chief Financial Officer. On March 1, 2024, Mr. Shrestha and the Company also entered into a stock option agreement, pursuant to which Mr. Shrestha received a stock option to purchase 350,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, 14,000 shares of which vest immediately and the remaining shares vest at 168,000 shares per year for two years on each anniversary, provided Mr. Shrestha remains in continuous service with the Company. On June 3, 2024, Mr. Shrestha and the Company entered into a stock option agreement, pursuant to which Mr. Shrestha received a stock option to purchase 500,000 shares of Class A Common Stock at $2.50 per share, which will vest immediately upon the listing of the Company’s Class A Common Stock to a national securities exchange, provided Mr. Shrestha remains in continuous service with the Company. Mr. Shrestha will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to paid time off in accordance with the Company’s policies in effect from time to time. If the Company terminates Mr. Shrestha without cause, Mr. Shrestha will be entitled to the following severance payments: (i) cash in the amount of base salary in effect on the date of such termination for the shorter of three months or the remainder of the term of the agreement; (ii) benefits under group health and life insurance plans in which Mr. Shrestha participated prior to termination for the shorter of three months or the remainder of the term of the agreement; and (iii) all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans.

On November 25, 2024, Andrew Sheppard and the Company entered into an employment agreement, pursuant to which the Company pays Mr. Sheppard $20,000 per month for his services as Chief Executive Officer and President effective as of December 1, 2024. On December 1, 2024, Mr. Sheppard and the Company entered into a stock option agreement, pursuant to which Mr. Sheppard received a stock option to purchase 350,000 shares of Class A Common Stock at $3.50 per share upon the signing of the agreement, 50,000 shares of which vest immediately and the remaining shares vest over three years with one-sixth vesting on each six-month anniversary of the grant date, provided Mr. Sheppard remains in continuous service with the Company. Also, on December 1, 2024, Mr. Sheppard and the Company entered into a stock option agreement, pursuant to which Mr. Sheppard received a stock option to purchase 500,000 shares of Class A Common Stock at $3.50 per share, which will vest immediately upon the listing of the Company’s Class A Common Stock to a national securities exchange, provided Mr. Sheppard remains in continuous service with the Company. Mr. Sheppard will be eligible to participate in comprehensive benefits plans of the Company, including medical, dental and life insurance options, and will be entitled to paid time off in accordance with the Company’s policies in effect from time to time. If the Company terminates Mr. Sheppard without cause, Mr. Sheppard will be entitled to the following severance payments: (i) cash in the amount of base salary in effect on the date of such termination for the shorter of three months or the remainder of the term of the agreement; (ii) benefits under group health and life insurance plans in which Mr. Sheppard participated prior to termination for the shorter of three months or the remainder of the term of the agreement; and (iii) all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans. On April 16, 2025, Mr. Sheppard and the Company entered into an amendment to the employment agreement, pursuant to which Mr. Sheppard ceased to be the Company’s Chief Executive Officer and President and became the President of RMX Government. Mr. Sheppard’s compensation remained unchanged. Mr. Sheppard resigned from his position as President of RMX Government effective January 31, 2026. Mr. Sheppard’s 700,000 unvested options were cancelled as of January 31, 2026.

On April 16, 2025, Karl Kit and the Company entered into an executive consulting services agreement, pursuant to which the Company pays Mr. Kit $25,000 per month for his services as Chief Executive Officer and President effective as of April 16, 2025.

On April 16, 2025, Maxwell Kit and the Company entered into an executive consulting services agreement, pursuant to which the Company pays Mr. Kit $20,000 per month for his services as Chief Marketing Officer effective as of April 16, 2025.

Outstanding Equity Awards at Fiscal Year-End

The executive officers named above had the following unexercised options or equity incentive plan awards outstanding as of December 31, 2025.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)		Option exercise price ($)	Option expiration date
Andrew Sheppard,							December 1,
Former President of RMX Government, Chief Executive Officer and President	150,000	200,000	(2)	500,000	(3)	$3.50	2034
Amit Shrestha,							March 1,
Chief Financial Officer	182,000	168,000	(4)	-		$1.00	2034
Amit Shrestha,							June 3,
Chief Financial Officer	-	-		500,000	(5)	$2.50	2034
Michael Chermak,							June 3,
Executive Chairman, Secretary, and Treasurer	-	-		500,000	(6)	$2.50	2034
John Dames,							January 1,
Former Chief Technology Officer	96,667	48,333	(7)	-		$1.00	2033
John Dames,							June 3,
Former Chief Technology Officer	105,000	105,000	(8)	-		$2.50	2034

(2)	As of December 31, 2025, the unvested shares under the option will vest in four equal installments on each six-month anniversary of the grant date subject to Mr. Sheppard’s continuous service.

(3)	As of December 31, 2025, the unvested shares under the option will vest immediately upon the listing of the Company to a national securities exchange subject to Mr. Sheppard’s continuous service.

(4)	As of December 31, 2025, the unvested shares under the option under the option will vest on March 1, 2026, subject to Mr. Shrestha’s continuous service.

(5)	As of December 31, 2025, the unvested shares under the option will vest immediately upon the listing of the Company to a national securities exchange subject to Mr. Shrestha’s continuous service.

(6)	As of December 31, 2025, the unvested shares under the option will vest immediately upon the listing of the Company to a national securities exchange subject to Mr. Chermak’s continuous service.

(7)	As of December 31, 2025, the unvested shares under the option will vest on January 1, 2026, subject to Mr. Dames’s continuous service.

(8)	As of December 31, 2025, the unvested shares under the option will vest in three equal installments on each six-month anniversary of the grant date subject to Mr. Dames’s continuous service.

Director Compensation

The directors of the Company were compensated for services as directors during the fiscal year ended December 31, 2025 as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
M. Steven Kirchoff	44,500	-	895,842	-	-	-	940,342
Ian Subel	14,032	-	2,231,240	-	-	-	2,245,272
Richard Propper	14,032	-	1,255,073	-	-	-	1,269,105

Each of the Company’s independent directors have entered into an Independent Director Agreement with the Company (each, an “Independent Director Agreement”). Under each Independent Director Agreement, each independent director will receive an annual cash fee and an initial option to purchase shares of restricted Class A Common Stock. We will pay the annual cash compensation fee to each independent director in equal monthly installments no later than the fifth business day of each month commencing in the month following the earlier of (i) the date we close on a raise of at least $3,000,000 or (ii) the Company’s successful uplisting to a national securities exchange. The cash fee to be paid to each independent director will be $60,000 per year in cash, plus $36,000 per year for services rendered per committee of the board. In addition, under each Independent Director Agreement, a stock option to purchase 300,000 shares of Class A Common Stock, at an exercise price of $3.50 per share, were awarded to each independent director following the date of the director’s appointment. The stock option vests over two years with 100,000 shares vesting immediately and one-half vesting on each yearly anniversary of the date of grant provided the director remains in continuous service. We will also reimburse each independent director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director’s duties for us. As also required under each Independent Director Agreement, we have separately entered into a standard indemnification agreement with each of our directors.

On November 24, 2025, the Company established two special projects of the board of directors related to ongoing strategic planning, anticipated financing and public company readiness, and comprehensive human capital and organizational buildout, and appointed Ian Subel and Richard Propper to such projects. In recognition of and as compensation for the special projects, Ian Subel was awarded a stock option to purchase 500,000 shares of Class A Common Stock, at an exercise price of $3.50 per share, and Richard Propper was awarded a stock option to purchase 150,000 shares of Class A Common Stock, at an exercise price of $3.50 per share, both of which vested in full on November 24, 2025.

2022 Equity Incentive Plan

On November 23, 2022, our board of directors approved, and our majority shareholders ratified, the RMX Industries, Inc. 2022 Equity Incentive Plan, or the 2022 Plan, as amended on June 13, 2023, October 31, 2023, May 2, 2024, and October 15, 2025.

Purpose of the 2022 Plan: The purpose of the 2022 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of shares of Class A Common Stock that may be issued pursuant to awards granted under the 2022 Plan is 8,000,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the 2022 Plan. As of the date of this annual report, we have granted 4,451,667 stock options under the 2022 Plan and 3,548,333 shares remain available for issuance under the 2022 Plan. We intend that awards granted under the 2022 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2022 Plan shall be so construed.

The following summary briefly describes the principal features of the 2022 Plan and is qualified in its entirety by reference to the full text of the 2022 Plan.

Awards that may be granted include: (a) Incentive Stock Options, or ISO (b) Nonstatutory Stock Options, (c) Stock Appreciation Rights, (d) Restricted Stock, (e) Restricted Stock Units, or RSUs, (f) Stock granted as a bonus or in lieu of another award, and (g) Performance Awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of our Class A Common Stock and the award holder’s continuing service with us.

Stock options give the option holder the right to acquire from us a designated number of shares of our Class A Common Stock at a purchase price that is fixed at the time of the grant of the option. The exercise price will not be less than the market price of the Class A Common Stock on the date of grant. Stock options granted may be either incentive stock options or non-statutory stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2022 Plan, holders of SARs may receive this payment – the appreciation value – either in cash or shares of Class A Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted stock are awards of a right to receive shares of our Class A Common Stock on a future date. Restricted Stock Unit Awards are evidenced by award agreements in such form as our board of directors shall from time to time establish. Restricted stock shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our Class A Common Stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our Class A Common Stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

Our board of directors may grant Class A Common Stock to any eligible recipient as a bonus, or to grant stock or other awards in lieu of obligations to pay cash or deliver other property under the 2022 Plan or under other plans or compensatory arrangements.

The 2022 Plan also provides for performance awards, representing the right to receive a payment, which may be in the form of cash, shares of Class A Common Stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the 2022 Plan are described in more detail below.

Administration of the 2022 Plan: The 2022 Plan is currently administered by our board of directors. All questions of interpretation of the 2022 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2022 Plan or of any award shall be determined by the board, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2022 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the board of directors. in the exercise of its discretion pursuant to the 2022 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2022 Plan will be those employees, consultants and directors of us or of any of our subsidiaries.

Shares Available Under the 2022 Plan: The maximum aggregate number of shares of Class A Common Stock that may be issued under the 2022 Plan shall be 8,000,000 shares and shall consist of authorized but unissued or reacquired shares of Class A Common Stock or any combination thereof, subject to adjustment for certain corporate changes affecting the shares, such as stock splits, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend. Shares subject to an award under the 2022 Plan for which the award is canceled, forfeited or expires again become available for grants under the 2022 Plan.

Stock Options and Stock Appreciation Rights:

General. Stock options and SARs shall be evidenced by award agreements specifying the number of shares of Class A Common Stock covered thereby, in such form as the board of directors shall from time to time establish. Each Stock option grant will identify the option as an ISO or Nonstatutory Stock Option. Subject to the provisions of the 2022 Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for each stock option or SAR shall be established in the discretion of the board of directors; provided, however, that the exercise price per share for the stock option or SAR shall be not less than the fair market value of a share of Class A Common Stock on the effective date of grant of the stock option or SAR. Notwithstanding the foregoing, a stock option or SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such stock option or SAR is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

Exercise of Options. Stock options may be immediately exercisable but subject to repurchase or may be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the board of directors and set forth in the award agreement evidencing such stock option. No stock option or SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such stock option or SAR. Subject to the foregoing, unless otherwise specified by the board of directors in the grant of a stock option or SAR, any stock option or SAR granted hereunder shall terminate ten (10) years after the effective date of grant of the stock option or SAR, unless earlier terminated in accordance with its provisions. The board of directors may set a reasonable minimum number of shares of Class A Common Stock that may be exercised at any one time.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our total combined voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Stock Options. Stock options intending to qualify as ISOs may only be granted to employees, as determined by the board of directors. No ISO shall be granted to any person if immediately after the grant of such award, such person would own Class A Common Stock, including Class A Common Stock subject to outstanding awards held by him or her under the 2022 Plan or any other plan established by the Company, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of stock of the Company. To the extent that the award agreement specifies that an Option is intended to be treated as an ISO, the Option is intended to qualify to the greatest extent possible as an “incentive stock option” within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an ISO. If and to the extent that any shares of Stock are issued under a portion of any Option that exceeds the $100,000 limitation of Section 422 of the Code, such shares of Class A Common Stock shall not be treated as issued under an ISO notwithstanding any designation otherwise.

Restricted Stock Awards: Stock awards can also be granted under the 2022 Plan. A stock award is a grant of shares of Class A Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Stock Units: RSU Awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. The purchase price for shares of Stock issuable under each RSU Award shall be established by the board of directors in its discretion. Except as may be required by Applicable Law or established by the board of directors, no monetary payment (other than applicable tax withholding) shall be required as a condition of receiving an RSU Award. Shares issued pursuant to any RSU Award may (but need not) be made subject to vesting conditions based upon the satisfaction of such Service requirements, conditions, restrictions or Performance Criteria, as shall be established by the board and set forth in the award agreement evidencing such award.

Performance Criteria: Under the 2022 Plan, Performance Criteria means business criteria including, but not limited to: revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels or Performance Criteria. Any Performance Criteria may be used to measure the Company’s performance as a whole or any of the Company’s business units and may be measured relative to a peer group or index.

Performance Awards. Performance awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. Each performance award shall entitle the participant to a payment in cash or Class A Common Stock upon the attainment of Performance Criteria and other terms and conditions specified by the board of directors. Notwithstanding the satisfaction of any Performance Criteria, the amount to be paid under a performance award may be adjusted by the board of directors on the basis of such further consideration as the board of directors in its sole discretion shall determine. The board of directors may, in its discretion, substitute actual Class A Common Stock for the cash payment otherwise required to be made to a participant pursuant to a performance award.

Bonus Stock and Awards in Lieu of Obligations. The board of directors may grant Class A Common Stock to any eligible recipient as a bonus, or to grant Class A Common Stock or other awards in lieu of obligations to pay cash or deliver other property under the 2022 Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the board of directors to the extent necessary to ensure that acquisitions of Class A Common Stock or other awards are exempt from liability under Section 16(b) of the Exchange Act. Class A Common Stock or awards granted hereunder shall be subject to such other terms as shall be determined by the board of directors.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board of directors also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the 2022 Plan or any outstanding award or may terminate the 2022 Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the 2022 Plan, change the persons eligible for awards under the 2022 Plan, extend the time within which awards may be made, or amend the provisions of the 2022 Plan related to amendments. No amendment that would adversely affect any outstanding award made under the 2022 Plan can be made without the consent of the holder of such award.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of the date of this annual report for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of any class of our voting securities.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of capital stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this annual report. For purposes of computing the percentage of outstanding shares of our capital stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this annual report are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, RMX Industries, Inc., 4514 Cole Ave, Ste. 600, Dallas, TX 75205.

	Capital Stock Beneficially Owned(1)
Name of Beneficial Owner	Class A Common Stock		Percent of Class A Common Stock (%)	Class B Common Stock		Percent of Class B Common Stock (%)	Series X Preferred Stock	Percent of Series X Preferred Stock (%)	Total Voting Power(2) (%)
Michael Chermak, Executive Chairman, Treasurer, Secretary and Director	750,000		3.4	1,000,000	(3)	50.0	-	-	42.5
Karl Kit, Chief Executive Officer and President	7,305,393	(4)	32.8	-		-	1,000	100.0	9.4
Amit Shrestha, Chief Financial Officer	600,000	(5)	2.7	-		-	-	-	*
Maxwell Kit, Chief Marketing Officer	7,305,393	(6)	32.8	-		-	-	-	3.1
M. Steven Kirchof, Director	200,000	(7)	*	-		-	-	-	*
Ian Subel, Director	600,000	(8)	2.6	-		-	-	-	*
Richard Propper, Director	900,000	(9)	4.0	-		-	-	-	*
All directors and executive officers as a group (7 persons)	10,355,393		43.6	1,000,000		50.0	1,000	100.0	52.5
Basestones, Inc.(10)	-		-	1,000,000		50.0	-	-	42.2
Boustead Securities, LLC(11)	1,341,505		6.0	-		-	-	-	*
The Axis Continuum Trust(12)	7,205,393		32.5	-		-	-	-	3.0
Makena Investment Advisors, LLC(3)	-		-	1,000,000		50.0	-	-	42.2
The Sunshine and Rain Asset Management Irrevocable Trust(13)	2,395,000		10.6	-		-	-	-	1.0
Peter Schultz	2,523,644	(14)	11.2	-		-	-	-	1.1

*	Less than 1%

(1)	Based on 22,141,277 shares of Class A Common Stock, 2,000,000 shares of Class B Common Stock, and 1,000 Series X Preferred Stock issued and outstanding as of the date of this annual report.

(2)	The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held of record, the holders of Class B Common Stock are entitled to one hundred (100) votes for each share of Class B Common Stock held of record, and the holders of Series X Preferred Stock are entitled to 15,000 votes for each share of Series X Preferred Stock held of record, on all matters submitted to a vote of the shareholders. A total of 22,141,277 shares of Class A Common Stock, 2,000,000 shares of Class B Common Stock and 1,000 shares of Series X Preferred Stock representing total voting power of 237,141,277 votes are outstanding as of the date of this annual report.

(3)	The 1,000,000 shares of Class B Common Stock beneficially owned by Michael Chermak are held by Makena Investment Advisors, LLC. Makena Investment Advisors, LLC is a Nevada limited liability company. Makena Investment Advisors, LLC’s managing member is Michael Chermak, our Executive Chairman, Secretary, Treasurer and director. Makena Investment Advisors, LLC’s business address is 1023 Olive Ave, Ramona, CA 92065, USA.

(4)	Consists of (i) 100,000 shares of Class A Common Stock issuable upon the exercise of a warrant and (ii) 7,205,393 shares of Class A Common Stock held by The Axis Continuum Trust, which Karl Kit is deemed to beneficially own.

(5)	Consists of (i) 250,000 shares of Class A Common Stock and (ii) 350,000 shares of Class A Common Stock issuable upon the exercise of an option.

(6)	Consists of (i) 100,000 shares of Class A Common Stock issuable upon the exercise of a warrant and (ii) 7,205,393 shares of Class A Common Stock held by The Axis Continuum Trust, which Maxwell Kit is deemed to beneficially own.

(7)	Consists of 200,000 shares of Class A Common Stock issuable upon the exercise of an option.

(8)	Consists of 600,000 shares of Class A Common Stock issuable upon the exercise of an option.

(9)	Consists of (i) 550,000 shares of Class A Common Stock and (ii) 250,000 shares of Class A Common Stock issuable upon the exercise of an option.

(10)	Basestones, Inc. is a Nevada corporation. Basestones, Inc.’s president is Mohammad Ansari, a former director of RMX Industries, Inc. Mohammad Ansari is deemed to beneficially own the shares of Class B Common Stock owned by Basestones, Inc. and has sole voting and dispositive powers over its shares. Basestones, Inc.’s business address is 1901 Avenue of the Stars, #200, Los Angeles, CA 90067, USA.

(11)	Consists of (i) 1,000,000 shares of Class A Common Stock and (ii) 341,505 shares of Class A Common Stock issuable upon exercise of warrants. Boustead Securities, LLC is a California limited liability company. Boustead Securities, LLC’s managing member is Keith Moore. Keith Moore is deemed to beneficially own the shares of Class A Common Stock owned by Boustead Securities, LLC and has sole voting and dispositive powers over its shares. Boustead Securities, LLC’s business address is 6 Venture, Suite 395, Irvine, CA 92618, USA.

(12)	The Axis Continuum Trust is a Delaware trust. Karl Kit, our Chief Executive Officer, President and director, and Maxwell Kit, our Chief Marketing Officer, are trustees and managers and are deemed to beneficially own the shares of Class A Common Stock owned by The Axis Continuum Trust and have shared voting and dispositive powers over its shares. The Axis Continuum Trust’s business address is 2807 Allen Street, #2061, Dallas, TX 75204.

(13)	Consists of (i) 1,945,000 shares of Class A Common Stock and (ii) 450,000 shares of Class A Common Stock issuable upon the exercise of warrants. The Sunshine and Rain Asset Management Irrevocable Trust is a Wyoming trust. Peter Schultz is the manager and trustee and is deemed to beneficially own the shares of Class A Common Stock owned by The Sunshine and Rain Asset Management Irrevocable Trust and has sole voting and dispositive powers over its shares. The Sunshine and Rain Asset Management Irrevocable Trust’s business address is 375 East Nevada Street, Ashlan, OR 97520, USA.

(14)	Consists of (i) 1,945,000 shares of Class A Common Stock held by The Sunshine and Rain Asset Management Irrevocable Trust, which Peter Schultz is deemed to beneficially own, (ii) 450,000 shares of Class A Common Stock issuable upon the exercise of warrants held by The Sunshine and Rain Asset Management Irrevocable Trust, which Peter Schultz is deemed to beneficially own, (iii) 75,800 shares of Class A Common Stock held by Unbounded Trust, which Peter Schultz is deemed to beneficially own, and (iv) 52,844 shares of Class A Common Stock held directly by Peter Schultz.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2024 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Prodjekt, which is owned by John Dames, our former Chief Technology Officer, was paid fees of $345,206 for 2024.

●	On November 1, 2024 and January 15, 2025, the Company issued five-year warrants to purchase an aggregate of 150,000 shares of Class A Common Stock, at a price of $1.00 per share, to The Sunshine and Rain Asset Management Irrevocable Trust for advisory services.

●	On December 26, 2024, the Company issued a five-year warrant to purchase an aggregate of 100,000 shares of Class A Common Stock, at a price of $1.00 per share, to Karl Kit, our Chief Executive Officer, President and director, and Maxwell Kit, our Chief Marketing Officer, for advisory services.

●	On April 15, 2025, we entered into a share exchange agreement with RMX Industries Inc. and its shareholders, pursuant to which we issued 8,555,393 shares of Class A Common Stock in exchange for the shareholders’ shares resulting in RMX Industries Inc. becoming our wholly-owned subsidiary. As shareholders of RMX Industries Inc., Michael Chermak, our Executive Chairman, Secretary, Treasurer and director, received 500,000 shares, Amit Shrestha, our Chief Financial Officer, received 250,000 shares, John Dames, our former Chief Technology Officer, received 250,000 shares, Richard Propper, our director, received 350,000 shares, and K2 Endeavor DMCC, which is beneficially owned by Karl Kit, our Chief Financial Officer, President and director and Maxwell Kit, our Chief Marketing Officer, received 7,205,393 shares. K2 Endeavor DMCC’s shares were subsequently transferred to The Axis Continuum Trust, which is beneficially owned by Karl Kit and Maxwell Kit.

●	Fogel Capital Partners LLC, whose Managing Director is Ian Subel, our director, was paid fees of $10,000 for 2025.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the fiscal year ended December 31, 2025, but was not reported.

ITEM 7. FINANCIAL STATEMENTS

RMX INDUSTRIES, INC.

Financial Statements

For the years ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of RMX Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RMX industries, Inc. (the “Company”) as of December 31, 2025, and 2024 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operation and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and accumulated deficit since inception. Therefore, the Company has stated substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2023.

Garden Grove, CA

February 10, 2026

PCAOB # 6901

RMX INDUSTRIES, INC.

Condensed Consolidated Balance Sheets

	As of
	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$109,752	$396,870
Restricted cash	1,913,320	-
Cash, cash equivalents and restricted cash	2,023,072	396,870
Prepaid expenses	1,101	16,311
Total current assets	2,024,173	413,181
Property and equipment, net	25,998	47,778
Goodwill and intangibles	30,048,702	144,826
ROU asset, net of amortization	93,976	-
Total assets	$32,192,849	$605,785

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,005,611	$350,187
Accounts payable and accrued expenses, related party	185,443	243,454
ROU, current liability	28,745	-
Derivative liability	1,974,046	-
Notes payable and interest (net of discount)	2,595,606	287,696
Total current liabilities	5,789,451	881,337
Notes payable and interest (net of discount)	-	33,051
ROU, long term liability	55,855	-
Total liabilities	5,845,306	914,388

Stockholders’ equity (deficit)
Common stock Class A, $0.001 par value, 196,400,000 shares authorized; 22,141,277 and 10,479,431 shares issued and outstanding as of December 31, 2025 and 2024, respectively	22,141	10,479
Common stock Class B, $0.001 par value, 3,600,000 shares authorized; 2,000,000 and 2,000,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	2,000	2,000
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 1,000 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1	-
Additional paid-in capital	67,161,629	16,233,606
Accumulated deficit	(40,838,227)	(16,554,688)
Total stockholders’ equity (deficit)	26,347,543	(308,603)
Total liabilities and stockholders’ equity	$32,192,849	$605,785

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX INDUSTRIES, INC.

Condensed Consolidated Statements of Operations

	Year Ended
	December 31,
	2025	2024
Revenue	$311,344	$137,646
Cost of sales	30,324	36,786
Gross profit	281,020	100,860
Operating expenses:
General and administrative	444,049	531,091
Payroll, compensation and benefits	5,847,145	4,213,978
Professional services	5,793,766	3,815,955
Marketing and advertising	454,291	631,479
Research and development expense	245,579	849,542
Total operating expenses	12,784,830	10,042,045
Loss from operations	(12,503,810)	(9,941,185)
Other income (expense)
Interest income	3,392	12,393
Interest expense	(1,095,823)	(37,765)
Debt discount amortization and derivative loss	(4,438,284)	(284,117)
Loss on receivable	-	(45,172)
Loss on warrants conversion	(6,249,015)	-
Total other income (expense)	(11,779,730)	(354,661)
Net loss	$(24,283,540)	$(10,295,846)
Loss per share – basic and diluted	$(1.23)	$(0.84)
Weighted average number of shares outstanding – basic and diluted	19,720,893	12,275,881

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX INDUSTRIES, INC.

Condensed Consolidated Statement of Stockholders’ Equity (Deficit)

	Common Stock Class A		Common Stock Class B		Preferred Stock		Paid-in	Accumulated	Stockholders’
	Shares	Value	Shares	Value	Shares	Value	Capital	Deficit	Equity
Balance, December 31, 2023	9,780,244	9,780	2,000,000	$2,000	-	$-	$8,470,535	$(6,258,842)	$2,223,473
Net loss	-	-	-	-	-	-	-	(10,295,846)	(10,295,846)
Warrants for notes payable	-	-	-	-	-	-	1,525,000	-	1,525,000
Options issued for services	-	-	-	-	-	-	1,921,721	-	1,921,721
Warrants issued for services	-	-	-	-	-	-	2,533,521	-	2,533,521
Common stock for cash	694,187	694	-	-	-	-	1,657,879	-	1,658,573
Common stock cancellation	(45,000)	(45)	-	-	-	-	-	-	(45)
Common stock for services	50,000	50	-	-	-	-	124,950	-	125,000
Balance, December 31, 2024	10,479,431	$10,479	2,000,000	$2,000	-	$-	$16,233,605	$(16,554,687)	$(308,603)
Net loss	-	-	-	-	-	-	-	(24,283,540)	(24,283,540)
Warrants issued for services	-	-	-	-	-	-	2,863,848	-	2,863,848
Warrants for notes payable	-	-	-	-	-	-	3,100,000	-	3,100,000
Common stock for cash	256,848	257	-	-	-	-	815,325	-	815,582
Options issued for services	-	-	-	-	-	-	4,238,914	-	4,238,914
Acquisition of RMX Industries Inc.	8,555,393	8,556	-	-	-	-	29,935,320	-	29,943,876
Conversion of notes payable through warrant	2,499,605	2,500	-	-	-	-	8,746,118	-	8,748,617
Preferred stock for services	-	-	-	-	1,000	1	3,849	-	3,850
Common stock for services	150,000	150	-	-	-	-	524,850	-	525,000
Common stock for interest	200,000	200	-	-	-	-	699,800	-	700,000
Balance, December 31, 2025	22,141,277	$22,141	2,000,000	$2,000	1,000	$1	$67,161,629	$(40,838,227)	$26,347,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX INDUSTRIES, INC.

Condensed Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2025	2024
Cash flows from operating activities of continuing operations:
Net (loss)	$(24,283,540)	$(10,295,846)
Adjustments to reconcile net loss to cash used in operating activities:
Derivative loss on debt issuance	59,646	-
Stock issued for services	528,849	125,000
Stock issued for interest	700,000	-
Options issued for services	4,238,914	1,921,721
Loss on receivable	-	45,172
Warrants issued for private placements fees	2,863,848	2,533,521
Depreciation and amortization	61,780	67,022
Loss on conversion of notes payable	6,249,015	-
Notes payable discount amortization	3,607,001	284,117
Derivative discount amortization	771,637	-
Changes in operating assets and liabilities:
Prepaid expenses	15,210	(7,976)
Deposits	-	7,270
ROU asset, net	(93,976)	95,322
Accounts payable and accrued expenses	597,413	299,606
ROU liabilities	84,600	(98,646)
Interest payable	395,823	36,630
Net cash used in operating activities	(4,203,780)	(4,987,087)
Cash flows from investing activities:
Purchase of capital equipment	-	(65,467)
Net cash used in investing activities	-	(65,467)
Cash flows from financing activities:
Proceeds from notes payable	5,014,400	1,525,000
Proceeds from the sale of common stock	815,582	1,658,573
Net cash provided by financing activities	5,829,982	3,183,573

Non-cash investing and financing activities:
Interest receivable	-	(2,105)
Net change in cash and cash equivalents	1,626,202	(1,871,086)
Cash, cash equivalents and restricted cash at beginning of period	396,870	2,267,956
Cash, cash equivalents and restricted cash at end of period	2,023,072	396,870
Supplemental disclosure of cash flow information:
Acquisition of RMX Industries by issuing 8,555,393 shares of common stock	$29,935,320	-
Conversion of notes payable into common stock through warrant exercise	$2,499,605	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

RMX INDUSTRIES, INC.
Notes to Condensed Consolidated Financial Statements

1.	NATURE OF OPERATIONS

Reticulate Micro, Inc. was incorporated on June 23, 2023, under the laws of the State of Nevada, and officially changed its name to RMX Industries, Inc. (“RMX” or the “Company”) on August 1, 2025. RMX has offices in Saint Louis, Missouri and Dallas, Texas. The name change reflects the Company’s evolution and its continued commitment to delivering high-performance software solutions that meet the growing demands of modern digital infrastructure. This transition marks a natural progression in RMX’s development, highlighting its focus on addressing real-world data challenges. As part of the transition, the Company has launched an updated website at www.rmx.io, offering insight into RMX’s technology platforms, long-term vision, and strategic areas of focus.

RMX is a technology company focused on securing and optimizing the data continuum. RMX develops and delivers hybrid video compression solutions built on its proprietary platforms, including VAST™ (Video Adaptive Systems Technology). The Company’s technology was originally developed to meet the demanding needs of defense and government operations, where bandwidth and reliability constraints made video transmission extremely difficult. RMX believe VAST™ can become a standard for tactical video communication, enabling higher-quality video across ultra-low bandwidth connections, and is working toward establishing it as a trusted government off-the shelf (GOTS) solution.

Today, the same challenges the Company first addressed in defense appear at scale across industries. The rapid growth of AI and computer vision has created unprecedented demand for moving, storing, and processing visual data. RMX sees this as a pivotal moment, networks and data centers were not designed for this level of data intensity and efficiency gains are critical to keep pace. RMX is working to address these pressures by securing and compressing the data continuum, helping intelligence flow more efficiently from the edge to the core. The Company believes this will enable faster, more sustainable and more resilient systems across multiple sectors, from telecom and cloud to mining, healthcare, and beyond. In 2024, RMX achieved a key milestone with successful quotation on the OTCQB® Venture Market under the ticker “RMXI,” with trading beginning in January 2025. Looking forward, the Company is working toward expanding its technology footprint through partnerships, joint ventures, and sector deployments, while continuing preparations for a planned senior exchange uplisting.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying consolidated financial statements have been prepared assuming that it will continue as a going concern. However, the Company’s independent registered public accounting firm has expressed substantial doubt as to its ability to continue as a going concern. While the Company had cash of $2,023,072 (including $1,913,320 of restricted cash) and $396,870 as of December 31, 2025 and 2024, respectively, it had revenue of $311,344 and $137,646, a net loss of $24,283,540 and $10,295,846, and net cash used in operating activities of $4,203,780 and $4,989,087 for the years ended December 31, 2025 and 2024, respectively. The Company has incurred losses since its inception, resulting in an accumulated deficit of $40,838,227 as of December 31, 2025, and further losses are anticipated in the development of its business. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. To support its growth and working capital requirements, the Company has entered into a securities purchase agreement for an up to $50 million contingent financing facility (the “Credit Facility”). Management has assessed the terms and conditions of the Credit Facility and determined that access to funding is probable and sufficient to support its operational plan.

The Company’s ability to execute its business plan and achieve profitability is dependent upon its success in: (i) accessing the Credit Facility as planned, (ii) continuing to scale revenue growth, (iii) achieving operational efficiencies, and (iv) accessing additional capital as needed through securities offerings, including its Regulation A offering, private equity offerings, debt financings, strategic partnerships, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company anticipates potential dilution from equity financings, management is committed to balancing growth capital needs with shareholder value creation. The Company maintains flexibility to optimize its capital structure through various financing alternatives based on market conditions and strategic priorities. Any failure by the Company to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

There are uncertainties surrounding these issues, and the consolidated financial statements do not reflect any changes regarding the recoverability or classification of asset values, nor do they address potential adjustments to the amounts or classification of liabilities that could arise if the Company cannot continue operating as a going concern.

Basis of Presentation

The accompanying consolidated financial statements of the Company are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company has adopted a December 31 fiscal year end.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost. The Company maintains its cash balances with a high-credit-quality financial institution. At times, such cash may be more than the Federal Deposit Insurance Corporation-insured limit of $250,000. The Company has not experienced any losses in such accounts, and management believes the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Fair Value Measurements

FASB ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The Company uses the market approach to measure fair value for its Level 1 financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The respective carrying value of certain balance sheet financial instruments approximates its fair value. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values were estimated to approximate carrying values for these financial instruments since they are short term in nature, and they are receivable or payable on demand.

The estimated fair value of assets and liabilities acquired in business combinations and reporting units and long-lived assets used in the related asset impairment tests utilize inputs classified as Level 3 in the fair value hierarchy.

Research and Development

Research and development costs are expensed as incurred. For the years ended December 31, 2025 and 2024, research and development costs expensed were $254,579 and $849,542, respectively.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method.

Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date. Factors to be considered under a reasonable valuation method include, as applicable:

a.	The value of tangible and intangible assets of the nonpublic entity

b.	The present value of anticipated future cash flows of the nonpublic entity

c.	The market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to those engaged in by the nonpublic entity for which the stock is to be valued, the value of which can be readily determined through nondiscretionary, objective means (such as through trading prices on an established securities market or an amount paid in an arm’s-length private transaction)

	Year Ended
	December 31,
	2025	2024

Issuance of options for services	$4,238,914	$1,921,721
Issuance of shares for services	528,849	125,000
Issuance of warrants for services	2,863,848	2,533,521

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common stock outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Business Combination

The accounting for business combinations requires management to make significant estimates and judgments that can materially affect the Company’s consolidated financial statements. These estimates are inherently subjective and may change over time based on new information or changes in circumstances. The most significant judgments related to business combinations involve determining the fair value of consideration transferred, identifying and valuing acquired assets and liabilities, and assessing the recoverability of goodwill.

In accordance with ASC 805, Business Combinations, management must determine the accounting acquirer based on an evaluation of control, governance rights, and management continuity.

The consideration transferred in the RMX Industries Inc., a Texas corporation (“TX Sub”) acquisition consisted entirely of equity instruments. Management was required to estimate the fair value of common stock issued as of the acquisition date in accordance with ASC 805-30 and ASC 820, Fair Value Measurement. This estimate required judgment in evaluating observable market data, valuation evidence, and contemporaneous pricing information. Changes in assumptions related to market conditions, valuation methodologies, or observable pricing could result in materially different fair value measurements in future acquisitions. Under ASC 805-20, the Company is required to recognize, separately from goodwill, identifiable assets acquired and liabilities assumed that meet the recognition criteria. The acquisition of RMX Industries Inc. was undertaken primarily to enable the Company to generate future customer revenue through the commercialization of its proprietary technology. At the acquisition date, substantially all the expected benefits of the transaction relate to future revenue opportunities, rather than existing customers, contracts, or in-place revenue streams. As a result, the economic value of the acquisition was concentrated in expected future cash flows from prospective customers and market adoption, rather than in identifiable tangible or intangible assets that were separately recognizable at the acquisition date.

Goodwill Recognition and Impairment

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired and reflects expected future economic benefits from commercialization opportunities, future technology development, and the assembled workforce. Goodwill is not amortized and is subject to impairment testing at least annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350, Intangibles—Goodwill and Other. The evaluation of goodwill impairment requires management to estimate the fair value of the reporting unit and compare it to its carrying value. These estimates involve significant judgment, including assumptions related to future revenues, operating margins, commercialization timelines, market adoption, and discount rates. Actual results may differ from management’s estimates, and such differences could result in a material impairment charge in future periods.

Sensitivity and Uncertainty

Because the Company is in the early stages of commercialization following the TX Sub acquisition, assumptions related to future revenue growth and market adoption are subject to a high degree of uncertainty. Changes in market conditions, customer adoption rates, competitive dynamics, or execution of the Company’s commercialization strategy could adversely impact the recoverability of goodwill. Management will continue to monitor these assumptions and evaluate goodwill for impairment as required.

Recent Accounting Pronouncements

The Company has adopted Section 360-10-35 of the FASB ASC for its long-lived assets. Pursuant to ASC Paragraph 360-10-35-17, an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Pursuant to ASC Paragraph 360-10-35-20 if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Pursuant to ASC Paragraph 360-10-35-21, the Company’s long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company considers the following to be some examples of such events or changes in circumstances that may trigger an impairment review: (a) significant decrease in the market price of a long-lived asset (asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and (f) a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

Lease agreements are evaluated to determine whether an arrangement is or contains a lease in accordance with ASC 842, “Leases”.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities, and noncurrent operating lease liabilities in the consolidated financial statements. ROU assets represent the Company’s right to use leased assets over the agreed upon term. Lease liabilities represent the Company’s contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date of the lease. The lease liability is measured as the present value of the lease payments over the lease term, using the rate implicit in the lease if readily determinable. If the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate at lease commencement. The operating lease ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs and any prepayments, less unamortized lease incentives received.

Operating leases typically include non-lease components such as common-area maintenance costs. We have elected to include non-lease components with lease payments for the purpose of calculating lease ROU assets and liabilities, to the extent that they are fixed. Non-lease component payments that are not fixed are expensed as incurred as variable lease payments.

Revenue Recognition

The Company derives its revenues from three sources: (1) software license and subscription, (2) professional services and other revenues, and (3) hardware.

Software license and subscription revenues include software license revenues from the sales of software licenses and subscription fees from customers accessing the Company’s services. Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

●	identification of the contract, or contracts, with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the Company satisfies the performance obligations.

Professional Services and Other Revenues. The Company’s professional services contracts are either on a time and materials, fixed price or subscription basis. These revenues are recognized as the services are rendered for time and materials contracts, on a proportional performance basis for fixed price contracts or ratably over the contract term for subscription professional services contracts. Other revenues consist primarily of training revenues recognized as such services are performed.

Hardware. Our hardware is generally highly dependent on, and interrelated with, the underlying operating system and cannot function without the operating system. In these cases, the hardware and software license are accounted for as a single performance obligation and revenue is recognized at the point in time when ownership is transferred to resellers or directly to end customers through retail stores and online marketplaces.

Property and Equipment

Property and equipment over $2,500 are stated at cost less accumulated depreciation, and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: computer software developed or acquired for internal use, three years; computer equipment, three to five years; leasehold improvements, shorter of lease term or estimated useful life; and furniture and equipment, one to 10 years.

3.	REVENUES

Revenue consisted of the following:

	Year Ended
	December 31,
	2025	2024

Software	240,000	48,054
Hardware	-	18,000
Services	71,344	71,917
Total	$311,344	$137,971

Revenues by geography are determined based on the region of the Company’s contracting entity, which may be different than the region of the customer. Americas revenue attributed to the United States was 100% percent during the years ended December 31, 2025 and 2024, respectively.

4.	PREPAID EXPENSES

As of December 31, 2025 and 2024, the prepaid balance is $1,101 and $16,311 respectively. Expenses were primarily due to timing of operational cost recognition.

5.	PROPERTY AND EQUIPMENT

	As of	As of
	December 31,	December 31,
	2025	2024

Computers, equipment and software	65,339	65,339
Leasehold improvements	-	10,641
Property and equipment, gross	65,339	75,980
Less accumulated depreciation and amortization	(39,341)	(28,202)
Property and equipment, net	25,998	47,778

Depreciation and amortization expense totaled $21,780 and $26,783 during the years ended December 31, 2025 and 2024, respectively.

6.	INTANGIBLE ASSET – PROPERTY LICENSE

On August 8, 2022, the Company entered a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period for any products containing their content.

On March 14, 2023, the Company entered into an Intellectual Property Purchase Agreement with Basestones Capital Ltd., for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. The Company made a one-time payment of $200,000 for the patent. The Company recorded $205,100 as an intangible asset. Starting in July 2023, the Company began amortizing the $200,000 intangible assets. As of December 31, 2025, the Company recorded $100,274 of amortization expense.

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company compares the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Impairment loss on long-lived assets for the full year ended December 31, 2025 was $0.

As of December 31, 2025 and 2024, the Company recorded $104,826 and $205,100, respectively, as an intangible asset.

7.	BUSINESS COMBINATION AND GOODWILL

On April 15, 2025, the Company completed the acquisition of TX Sub, and issued 8,555,393 shares of Class A common stock in exchange for 100% of the outstanding equity of TX Sub. The acquisition supports the Company’s strategy to commercialize and expand long-term revenue opportunities. The transaction was accounted for as a business combination under ASC 805, Business Combinations, with the Company identified as the accounting acquirer, as it issued the equity consideration, retained governance control, and its management team continued post-acquisition. The total purchase consideration was measured at fair value on the acquisition date and consisted solely of equity consideration at $29.9 million. As a result of the acquisition, the Company recorded goodwill of $29.9 million, representing the excess of the purchase consideration over the fair value of net identifiable assets acquired. The goodwill reflects expected future economic benefits from commercialization of the Company’s technology and anticipated synergies and market opportunities.

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired and reflects expected future economic benefits from commercialization opportunities, future technology development, and the assembled workforce. Goodwill is not amortized and is subject to impairment testing at least annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350, Intangibles—Goodwill and Other. The evaluation of goodwill impairment requires management to estimate the fair value of the reporting unit and compare it to its carrying value. These estimates involve significant judgment, including assumptions related to future revenues, operating margins, commercialization timelines, market adoption, and discount rates. Actual results may differ from management’s estimates, and such differences could result in a material impairment charge in future periods.

Goodwill is not deductible for income tax purposes and is assigned to the Company’s reporting unit. We test goodwill for impairment annually at the reporting unit level, primarily using a discounted cash flow methodology with a peer-based, risk-adjusted weighted average cost of capital. We believe use of a discounted cash flow approach is the most reliable indicator of the fair values of the businesses.

No instances of impairment were identified in our December 31, 2025, tests.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables are initially recorded at the transaction price and measured at the undiscounted expected payment amount. Accrued expenses reflect the estimated amount needed to settle obligations. Accounts payable totaled $1,005,611 as of December 31, 2025, and $350,186 as of December 31, 2024.

As of December 31, 2025, the Company owed $600,000 to Boustead Securities, LLC in connection with the termination of its prior engagement agreement. In addition, the Company owed approximately $314,000 to Bevilacqua PLLC for regulatory and corporate legal services, with the remainder owed to various vendors.

9.	STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 196,400,000 shares of Class A Common Stock at a par value of $0.001 and had 22,141,277 and 10,479,431 shares of Class A Common Stock issued and outstanding as of December 31, 2025 and 2024, respectively.

The Company is authorized to issue 3,600,000 shares of Class B Common Stock at a par value of $0.001 and voting rights of 100 votes per share. The Company had 2,000,000 shares of Class B Common Stock issued and outstanding as of December 31, 2025 and 2024.

Common Stock Issued for RMX Subsidiary Acquisition

The Company acquired all outstanding stock of the RMX Subsidiary and issued 8,555,393 of the Company’s Class A Common Stock during the year ended December 31, 2025.

Common Stock Issued in Regulation A Offering

The Company issued 256,848 shares of Class A Common Stock, at a price of $3.50 per share, in its Regulation A offering during the year ended December 31, 2025.

Common Stock Issued for Services

The Company issued 150,000 shares of Class A Common Stock, at a price of $3.50 per share, for services provided to the Company during the year ended December 31, 2025.

Common Stock Issued for Interest

The Company issued 200,000 shares of Class A Common Stock, at a price of $3.50 per share, for convertible notes provided to the Company during the year ended December 31, 2025.

Common Stock Issued for Notes Payable Through Exercise of Warrants

The Company issued 2,499,605 shares of Class A Common Stock upon the conversion of notes payable, through the exercise of warrants at an exercise price of $1.00 per share, during the year ended December 31, 2025.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock with a par value of $0.001 per share. On October 13, 2025, the Company issued 1,000 shares of its Series X Convertible Preferred Stock (“Series X Preferred Stock”) to Karl Kit, who serves as the Company’s Chief Executive Officer, President, and member of the board of directors. Each share of Series X Preferred Stock is convertible into one (1) share of Class A Common Stock and entitles the holder to 15,000 votes per share. The Company had 1,000 and 0 shares of Series X Preferred Stock issued and outstanding as of December 31, 2025 and 2024, respectively.

Options

During the year ended December 31, 2025, the Company issued a total of 1,638,000 options to buy its Class A Common Stock at $3.50 per share with various vesting schedules. On the date of the grants, the Company valued the options at $4,647,101 using the Black-Scholes option pricing model with the following assumptions: stock price of $3.50 per share, an expected life of the options of 10 years, expected volatility ranging from 74% to 97% depending on the date of issuance, an average risk-free rate of 4.1% depending on the date of issuance and no dividend yield.

Of the 5,305,000 options outstanding as of December 31, 2025, 1,500,000 options will only vest upon listing on any national securities exchange. This performance condition is not considered probable until it occurs. As such, the expense for these awards would only be recognized upon listing on any national securities exchange. Total Black-Scholes valuation of remaining 1,500,000 is $3,770,737.

The Company recognizes compensation cost on a straight-line basis over the total requisite service period of the entire award and account for forfeitures as the occur. Total expense of $4,998,379 was recognized during the year ended December 31, 2025.

The following table reflects a summary of Class A Common Stock options outstanding and option activity during the years ended December 31, 2025 and 2024:

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Terms (Years)
Options outstanding at December 31, 2023	1,448,000	$1.00	9.28
Granted	4,028,000	2.46	10
Exercised	-	-	-
Forfeited	(1,373,704)	-	-
Cancelled	(2,500)	-	-
Options outstanding at December 31, 2024	4,099,796	$2.11	8.3
Granted	1,638,000	$3.50	-
Exercised	-	-	-
Forfeited	-	-	-
Cancelled	(432,796)	-	-
Options outstanding at December 31, 2025	5,305,000	$2.57	8.4
Options exercisable at December 31, 2025	2,412,521	$2.33	8.0

The intrinsic value of options outstanding as of December 31, 2025, was $4,570,500.

Warrants Cancellation

During the year ended December 31, 2024, the Company issued 76,125 warrants to a placement agent and 100,000 to an advisor. During the year ended December 31, 2025, warrants for a total of 176,150 shares of Class A Common Stock were cancelled.

Warrants Grant

During the year ended December 31, 2025, the Company issued a total of 4,783,112 warrants at a weighted average exercise price of $1.14 with a range between $1.00 and $5.50 per share, which vest immediately.

The Company conducted private placements of units, with each unit consisting of an unsecured promissory note with an interest rate between 12% and 18% and a five-year warrant to purchase shares of Class A Common Stock with a number of investors. The Company raised $3,100,000 and issued 3,100,000 warrants with a $1.00 weighted average exercise price.

The remaining 1,683,112 warrants were issued to the following: The Company conducted closings of its Regulation A offering, pursuant to which the Company sold 257,811 units, with each unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock with exercise price of $5.50, and issued 257,811 warrants. The Company issued 329,210 warrants to Boustead Securities, LLC in connection with the termination of its prior engagement agreement. An aggregate of 128,091 warrants were granted to the placement agent for our various private placement financing. Remaining 968,000 warrants were granted to various advisors and partners.

On the dates of the grants, the Company valued warrants granted at $3,997,442 using the Black-Scholes option pricing model with the following assumptions: stock price of $3.50 per share, an expected life of the warrants of 5 years, expected volatility between 74% and 88%, an average risk-free rate of 3.1% and no dividend yield. The warrants were expensed at the time of issuance and an expense, net of forfeiture of $2,863,848 was recognized during the year ended December 31, 2025.

The following table reflects a summary of Class A Common Stock warrants outstanding and warrant activity during the years ended December 31, 2025 and 2024:

	Underlying Shares	Weighted Average Exercise Price	Weighted Average Terms (Years)
Warrants outstanding at December 31, 2023	103,775	$2.50	5.00
Granted	2,424,969	$1.15	5.00
Exercised	-	-	-
Forfeited	-	-	-
Cancelled	(127,085)	-	-
Warrants outstanding at December 31, 2024	2,401,659	$1.14	4.50
Granted	4,783,112	$1.40	5.00
Exercised	(2,332,500)	-	-
Forfeited	(376,000)	-	-
Cancelled	(176,125)	-	-
Warrants outstanding at December 31, 2025	4,300,146	$1.51	4.11
Warrants exercisable at December 31, 2025	4,300,146	$1.51	4.11

The intrinsic value of warrants outstanding as of December 31, 2025, was $8,936,437.

10.	RELATED PARTY TRANSACTIONS

Michael Chermak, the Company’s Executive Chairman, Secretary and Treasurer, was compensated $300,000 for each of the years ended December 31, 2025 and 2024, under a consulting services agreement unrelated to his services as a director. As of December 31, 2025, a balance of $25,000 remained outstanding.

Karl Kit, the Company’s Chief Executive Officer and President, was compensated $200,000 for the year ended December 31, 2025, under a consulting services agreement unrelated to his services as a director. As of December 31, 2025, a balance of $15,000 remained outstanding.

Maxwell Kit, the Company’s Chief Marketing Officer, was compensated $160,000 for the year ended December 31, 2025, under a consulting services agreement. As of December 31, 2025, a balance of $10,000 remained outstanding.

Each independent director on the Company’s board of directors received $5,000 monthly, with $62,564 outstanding as of December 31, 2025.

11.	OPERATING LEASE

The current lease contracts for the offices in Saint Louis, Missouri and Dallas, Texas are on a pay as you go basis with no lease obligations. The Company leases certain vehicles under non-cancelable operating lease agreements. These leases have initial terms of three years. The Company does not have any finance leases.

As of December 31, 2025, the Company’s operating lease right of use assets and corresponding liabilities are as follows:

Right of use asset	$93,976
Lease liability - current	$28,745
Lease liability - noncurrent	$55,855
Total operating lease liabilities	$84,600
Weighted average remaining lease term	2.90
Weighted average discount rate	7.50%

Maturities of the Company’s lease liabilities are as follows:
2026	$29,040
2027	$31,294
2028	$24,266

12.	CONVERTIBLE NOTES AND PROMISSORY NOTES PAYABLE

The following table summarizes outstanding convertible notes and promissory notes payable as of December 31, 2025 and 2024.

	December 31,	December 31,
	2025	2024
Convertible notes - maturity date
March 31, 2026 (15% per annum)	$2,020,000	$-

Promissory notes - maturity date
October 31, 2025 (12% per annum)	-	1,400,000
January 31, 2026 (18% per annum)	550,000	-
March 31, 2026 (12% per annum)	500,000	-
April 30, 2026 (8% per annum)	125,000	125,000
June 30, 2026 (12% per annum)	1,117,500	-
Total notes payable	2,292,500	1,525,000

Total convertible and promissory notes payable	4,312,500	1,525,000
Unamortized debt discount	(1,982,244)	(1,240,883)
Net debt	2,330,256	284,117
Current portion	(2,330,256)	(255,012)
Net long-term portion	-	29,106

Interest payable	265,350	36,630

During the year ended December 31, 2025, the Company completed private placements, selling 124 units at $25,000 each, raising $3,100,000. Each unit included unsecured promissory notes (12%-18% interest) and five-year warrants for Class A Common Stock; 3,100,000 warrants were issued at a weighted average exercise price of $1.00.

On November 5, 2025, the Company entered into an agreement to issue senior secured convertible notes bearing an interest rate of 15%, with an aggregate principal amount of up to $50,000,000. These notes are convertible into shares of Class A Common Stock at the lower of the conversion price or the prevailing market price. Additionally, a note in the amount of $2,020,000 (net of fees) was issued and deposited as restricted cash, which will be released contingent upon fulfillment of listing requirements on a qualified market.

Derivative Liabilities

The fair values of the conversion option of outstanding convertible notes payable were determined to be derivative liabilities under ASC 815 due to the default on convertible notes payable disclosed above, which resulted in a variable conversion price on the outstanding convertible note payable. The fair value of the derivative liabilities was $1,974,046 and estimated using the Black-Scholes option pricing model with the following assumptions: stock price of $3.50 per share, an expected life of the warrants of 5 years, expected volatility between 73% an average risk-free rate of 3.5% and no dividend yield.

Conversion of Notes Payable into Common Stock through Warrant Exercise (Non-Cash Financing Activity)

During the year ended December 31, 2025, the Company converted $2,332,500 in principal and $167,105 in interest into equity through warrant exercises, issuing 2,499,605 Class A Common Stock shares at a $1.00 average price. The Company recorded a $6,249,015 conversion loss, reflecting the difference between market value and exercise price.

These amounts are presented as supplemental disclosure in the “Non-Cash Investing and Financing Activities” section of the Condensed Consolidated Statement of Cash Flows.

The relative fair value of the warrants issued in conjunction with the notes payable was treated as a debt discount, with a corresponding offsetting credit to Additional Paid-in Capital (APIC). This discount is being accreted to interest expense over the term of the notes.

13.	SUBSEQUENT EVENTS

On January 16, 2026, January 20, 2026, and January 27, 2026, the Company conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, the Company sold 7.8 units at a price of $25,000 per unit for gross proceeds of $195,000, and issued 390,000 warrants at an exercise price of $0.50 per share.

ITEM 8. EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-A filed on May 24, 2024)
2.2	Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.2 to Form 1-A filed on May 24, 2024)
2.3	Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 3.3 to Form S-1 filed on October 23, 2023)
2.4	Amendment No. 1 to Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.4 to Form 1-A filed on May 24, 2024)
2.5	Certificate of Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 1, 2025)
2.6	Certificate of Designation of Series X Convertible Preferred Stock of RMX Industries, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-U filed on October 17, 2025)
3.1	Form of Selling Agent’s Warrant (incorporated by reference to Exhibit 3.1 to Form 1-A filed on July 17, 2024)
3.2	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)
3.3	Form of Regulation A Investor’s Warrant (incorporated by reference to Exhibit 3.3 to Form 1-A filed on July 17, 2024)
3.4	Form of Private Placement Investor’s Warrant for August 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on October 11, 2024)
3.5	Form of Private Placement Investor’s Warrant for September 2024 Private Placements (incorporated by reference to Exhibit 3.3 to Form 1-U filed on October 11, 2024)
3.6	Form of Private Placement Investor’s Warrant for November 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on March 20, 2025)
3.7	Form of Private Placement Investor’s Warrant for January 2025 Private Placement (incorporated by reference to Exhibit 3.3 to Form 1-U filed on March 20, 2025)
3.8	Form of Private Placement Investor’s Warrant for March 2025 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on March 26, 2025)
3.9*	Form of Private Placement Investor’s Warrant for January 2026 Private Placement
4.1	Form of Regulation A Offering Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 1-A filed on July 17, 2024)
4.2	Form of Regulation A Offering Subscription Agreement for DealMaker (incorporated by reference to Exhibit 4.2 to Form 1-U filed on August 5, 2024)
4.3	Form of Regulation A Offering Subscription Agreement for DealMaker, as revised (incorporated by reference to Exhibit 4.3 to Form 1-A POS filed on September 19, 2025)
6.1	Form of Private Placement Subscription Agreement for October 2022 to June 2023 Private Placements (incorporated by reference to Exhibit 10.1 to Form S-1 filed on October 23, 2023)
6.2	Form of Private Placement Subscription Agreement for September 2023 to July 2024 Private Placements (incorporated by reference to Exhibit 10.24 to Form S-1 filed on April 12, 2024)
6.3	Lease Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 30, 2023 (incorporated by reference to Exhibit 10.2 to Form S-1 filed on October 23, 2023)
6.4	Intellectual Property License Agreement, among Reticulate Micro, Inc., Cytta Corporation, Gary Campbell and Michael Collins, dated August 8, 2022 (incorporated by reference to Exhibit 10.3 to Form S-1 filed on October 23, 2023)
6.5	Intellectual Property Purchase Agreement, between Reticulate Micro, Inc. and Basestones Capital Ltd., dated March 14, 2023 (incorporated by reference to Exhibit 10.4 to Form S-1 filed on October 23, 2023)
6.6	Form of Indemnification Agreement between Reticulate Micro, Inc. and each officer or director (incorporated by reference to Exhibit 10.6 to Form S-1 filed on October 23, 2023)
6.7†	Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Form S-1 filed on October 23, 2023)
6.8†	Form of Stock Option Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form S-1 filed on October 23, 2023)

6.9†	Form of Restricted Stock Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Form S-1 filed on October 23, 2023)
6.10†	Form of Restricted Stock Unit Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Form S-1 filed on October 23, 2023)
6.11†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated October 1, 2022 (incorporated by reference to Exhibit 10.11 to Form S-1 filed on October 23, 2023)
6.12†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated January 1, 2023 (incorporated by reference to Exhibit 10.12 to Form S-1 filed on October 23, 2023)
6.13†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated June 14, 2023 (incorporated by reference to Exhibit 10.13 to Form S-1 filed on October 23, 2023)
6.14†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated October 6, 2022 (incorporated by reference to Exhibit 10.14 to Form S-1 filed on October 23, 2023)
6.15†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated January 1, 2023 (incorporated by reference to Exhibit 10.15 to Form S-1 filed on October 23, 2023)
6.16†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Michael Chermak, dated October 30, 2022 (incorporated by reference to Exhibit 10.16 to Form S-1 filed on October 23, 2023)
6.17†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and James Creamer, dated February 15, 2023 (incorporated by reference to Exhibit 10.17 to Form S-1 filed on October 23, 2023)
6.18†	Employment Agreement between Reticulate Micro, Inc. and John Dames, dated February 1, 2023 (incorporated by reference to Exhibit 10.18 to Form S-1 filed on March 11, 2024)
6.19†	Employment Agreement between Reticulate Micro, Inc. and Eduardo Martinez, dated January 1, 2024 (incorporated by reference to Exhibit 10.20 to Form S-1 filed on March 11, 2024)
6.20†	Employment Agreement between Reticulate Micro, Inc. and Paul Scardino, dated January 1, 2024 (incorporated by reference to Exhibit 10.21 to Form S-1 filed on March 11, 2024)
6.21†	Employment Agreement between Reticulate Micro, Inc. and Mark Steel, dated January 1, 2024 (incorporated by reference to Exhibit 10.22 to Form S-1 filed on March 11, 2024)
6.22†	Employment Agreement between Reticulate Micro, Inc. and Amit Shrestha, dated March 1, 2024 (incorporated by reference to Exhibit 10.23 to Form S-1 filed on March 11, 2024)
6.23†	Salary Adjustment Notification between Reticulate Micro, Inc. and John Dames, dated May 14, 2024 (incorporated by reference to Exhibit 6.24 to Form 1-A filed on May 24, 2024)
6.24	Form of Private Placement Subscription Agreement for August 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on October 11, 2024)
6.25	Form of Private Placement Subscription Agreement for September 2024 Private Placements (incorporated by reference to Exhibit 6.2 to Form 1-U filed on October 11, 2024)
6.26	Form of Private Placement 8% Promissory Note for August 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on October 11, 2024)
6.27	Form of Private Placement 12% Promissory Note for September 2024 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on October 11, 2024)
6.28†	Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated November 25, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on December 2, 2024)
6.29	Term Sheet by and among Reticulate Micro, Inc. K2 Endeavor DMCC (K2E) and the Owners of K2E, dated November 26, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on December 3, 2024)
6.30†	Separation Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated December 9, 2024 (incorporated by reference to Exhibit 6.2 to Form 1-U/A filed on March 20, 2025)
6.31†	Separation Agreement between Reticulate Micro, Inc. and Paul Scardino, dated December 9, 2024 (incorporated by reference to Exhibit 6.31 to Form 1-K filed on March 31, 2025)
6.32	Joint Venture by and among Reticulate Micro, Inc. K2 Endeavor DMCC (K2E) and the Owners of K2E, dated December 26, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on January 2, 2025)
6.33	Form of Private Placement Subscription Agreement for November 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on March 20, 2025)
6.34	Form of Private Placement Subscription Agreement for January 2025 Private Placement (incorporated by reference to Exhibit 6.2 to Form 1-U filed on March 20, 2025)

6.35	Form of Private Placement 12% Promissory Note for November 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on March 20, 2025)
6.36	Form of Private Placement 18% Promissory Note for January 2025 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on March 20, 2025)
6.37	Form of Private Placement Subscription Agreement for March 2025 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on March 26, 2025)
6.38	Form of Private Placement 12% Promissory Note for March 2025 Private Placement (incorporated by reference to Exhibit 6.2 to Form 1-U filed on March 26, 2025)
6.39	Mutual Termination Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 14, 2025 (incorporated by reference to Exhibit 6.39 to Form 1-K filed on March 31, 2025)
6.40	Service Agreement between Reticulate Micro, Inc. and CIC Innovation Communities, LLC, dated January 9, 2025 (incorporated by reference to Exhibit 6.40 to Form 1-K filed on March 31, 2025)
6.41†	Independent Director Agreement between Reticulate Micro, Inc. and M. Steven Kirchof, dated April 4, 2025 (incorporated by reference to Exhibit 6.41 to Form 1-A POS filed on April 22, 2025)
6.42†	Amendment No. 1 to Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated April 16, 2025 (incorporated by reference to Exhibit 6.42 to Form 1-A POS filed on April 22, 2025)
6.43†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Karl Kit, dated April 16, 2025 (incorporated by reference to Exhibit 6.43 to Form 1-A POS filed on April 22, 2025)
6.44†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Maxwell Kit, dated April 16, 2025 (incorporated by reference to Exhibit 6.44 to Form 1-A POS filed on April 22, 2025)
6.45	Termination Agreement between RMX Industries, Inc. and Boustead Securities, LLC, dated as of September 15, 2025 (incorporated by reference to Exhibit 6.45 to Form 1-A POS filed on September 19, 2025)
6.46†	Independent Director Agreement between RMX Industries, Inc. and Ian Subel, dated October 7, 2025 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on October 17, 2025)
6.47†	Independent Director Agreement between RMX Industries, Inc. and Rich Propper, dated October 7, 2025 (incorporated by reference to Exhibit 6.2 to Form 1-U filed on October 17, 2025)
6.48†	Amendment No. 1 to Independent Director Agreement between RMX Industries, Inc. and M. Steven Kirchof, dated October 7, 2025 (incorporated by reference to Exhibit 6.3 to Form 1-U filed on October 17, 2025)
6.49†*	First Amendment to Reticulate Micro, Inc. 2022 Equity Incentive Plan, dated June 13, 2023
6.50†*	Second Amendment to Reticulate Micro, Inc. 2022 Equity Incentive Plan, dated October 31, 2023
6.51†*	Third Amendment to Reticulate Micro, Inc. 2022 Equity Incentive Plan, dated May 2, 2024
6.52†	Fourth Amendment to RMX Industries, Inc. 2022 Equity Incentive Plan, dated October 15, 2025 (incorporated by reference to Exhibit 6.4 to Form 1-U filed on October 17, 2025)
6.53	Form of Securities Purchase Agreement, dated as of October 15, 2025 (incorporated by reference to Exhibit 6.5 to Form 1-U on October 17, 2025)
6.54	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 6.6 to Form 1-U on October 17, 2025)
6.55	Form of Amendment to the Securities Purchase Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.2 to Form 1-U on November 6, 2025)
6.56	Form of Initial Note, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.3 to Form 1-U on November 6, 2025)
6.57	Form of Registration Rights Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.4 to Form 1-U on November 6, 2025)
6.58	Form of Security and Pledge Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.5 to Form 1-U on November 6, 2025)
6.59	Form of Guaranty, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.6 to Form 1-U on November 6, 2025)
6.60	Form of Blocked Account Control Agreement, dated as of October 20, 2025 (incorporated by reference to Exhibit 6.7 to Form 1-U on November 6, 2025)
6.61*	Workshop Space Lease Agreement between Reticulate Micro, Inc. and CADX Services, Inc., dated as of March 1, 2025
6.62*	Form of Private Placement Subscription Agreement for January 2026 Private Placement
6.63*	Form of Private Placement 18% Promissory Note for January 2026 Private Placement
7.1	Agreement for the Purchase and Sale of Outstanding Membership Interests of EdWare LLC, among Reticulate Micro, Inc., EdWare LLC and Mazhar Hussain, dated December 30, 2022 (incorporated by reference to Exhibit 2.1 to Form S-1 filed on October 23, 2023)
7.2	Share Exchange Agreement by and among Reticulate Micro, Inc., RMX Industries Inc. and the shareholders of RMX Industries Inc., dated April 15, 2025 (incorporated by reference to Exhibit 7.2 to Form 1-A POS filed on April 22, 2025)
8.1	Escrow Agreement among Reticulate Micro, Inc., Boustead Securities, LLC, and Sutter Securities, Inc., dated July 3, 2024 (incorporated by reference to Exhibit 8.1 to Form 1-A filed on July 17, 2024)
8.2	Escrow Agreement among Reticulate Micro, Inc., Digital Offering LLC, and Enterprise Bank & Trust, dated July 30, 2024 (incorporated by reference to Exhibit 8.2 to Form 1-U filed on August 5, 2024)

†	Executive compensation plan or arrangement.
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2026	RMX INDUSTRIES, INC.

	By:	/s/ Karl Kit
Karl Kit Chief Executive Officer and President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Karl Kit	Chief Executive Officer (Principal Executive Officer), President, and Director	February 10, 2026
Karl Kit

/s/ Amit Shrestha	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 10, 2026
Amit Shrestha

/s/ Michael Chermak	Executive Chairman, Secretary, Treasurer and Director	February 10, 2026
Michael Chermak

/s/ M. Steven Kirchof	Director	February 10, 2026
M. Steven Kirchof

/s/ Ian Subel	Director	February 10, 2026
Ian Subel

/s/ Richard Propper	Director	February 10, 2026
Richard Propper